UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                                Filed at
                        Washington D. C.  20549

                               FORM 10-SB



              General Form For Registration of Securities
             of Small Business Issuers Under Section 12 (b)
                or 12 (g) of the Securities Act of 1934




                         TENSLEEP TECHNOLOGIES, INC.
             (Name of Small Business Issuer in its charter)


           COLORADO                                       33-0789960
(state or other jurisdiction of                        (I.R.S. Employer
incorporation or organization)                         Identification No.)

          2201 N. LAMAR BLVD., SUITE 205, AUSTIN, TEXAS 78705
           (Address of Principal Executive offices, Zip Code)

                             (512) 236-1840
            (Issuer's Telephone Number, including area code)


      Securities to be registered under Section 12(b) of the Act:


Title of Each Class                               Name of Each Exchange on Which
to be so Registered                               Each Class is to be Registered

     None

     None


      Securities to be registered under Section 12(g) of the Act:

                              Common Stock
                            (Title of Class)

                            Class B Warrants
                            (Title of Class)

ITEM 1.   DESCRIPTION OF BUSINESS.

GENERAL

     The Company is an Internet and Communications technologies development company based in Austin, Texas. It is in the development stage of two product lines of Internet appliances.

     One appliance product line is a series of Internet controllers which are application specific modular computers ("CyberServer"s). It serves as a "thin Internet server platform" ("TISP") in an estimated $2 Billion dollar market by 2001. The CyberServer allows an original equipment manufacturer to connect their equipment to the Internet or Corporate Intranet. The equipment is then able to transmit data anywhere in the world. CyberServer uses the Company's T7001 integrated circuit, which combines the modem, Internet protocol and controller device functions into a single chip.

     The other appliance product line consists of a series of Internet communicators which are a combination of a traditional telephone and e-mail sending and receiving device ("CyberCommunicator"). The CyberCommunicator enables the non-computer literate person to purchase and use a single device which allows the user to send and receive e-mail and to make traditional phone calls over the phone lines. The CyberCommunicator will require no downloading or uploading of software or knowledge of how to use a computer. The CyberCommunicator will make use of one of the Company's Internet controllers plus and Intel X86 microprocessor.

     The Company was founded in October 1997 under the laws of the state of Colorado under the name Tensleep Design, Inc, and changed its name in April 1999 to Tensleep Technologies, Inc. (the "Company"), and formed a wholly owned
subsidiary using the name of Tensleep Design, Inc. ("Tensleep").   The Company
in addition to the CyberServer and CyberCommunicator, designs, develops and markets and sells signal processing integrated circuits primarily for the Internet, communications and computer products.

     The Company recently reorganized itself into two segments conducting business through subsidiary corporations. The Tensleep segment is divided into two divisions. One division designs, develops, markets, and sells integrated circuits ("IC"s) to original equipment manufacturers. The second division will design, develop and market communication products and sell them to original equipment manufacturers through a network of independent sales representatives.
The second segment's business will be conducted in a subsidiary corporation to be formed and will distribute communications products to consumers via the internet and retail outlets through a network of independent sales representatives, this network is separate from that of the Tensleep segment.

     The Company plans within the next 12 months to complete the development of its Internet controller ("CyberServer"), Internet communicator ("CyberCommunicator"), and to set up a network of independent sales representatives for selling its facsimile modem chip, licensed from Samsung Electronics, Inc., of Korea, and CyberServers. Also during this time, the Company plans to form or acquire an internet Sales Co and establish sales of communications products through the Internet and independent sales representatives. The Company believes that during this period it will receive revenues from Internet sales of communications products, the sale of integrated circuit design services, and possibly the wholesale distribution of communications products, sales of non-exclusive licenses to its DSC core technologies and sales of integrated circuits.

     The Company's digital signal integrated circuit products are directed to
1) original equipment manufacturers ("OEM"s) of multi-media communication products, personal computers. office equipment, production equipment, testing equipment and other devices and appliances ; 2) personal computer ("PC") and PC board-level product manufacturers that design the Company's IC products into their board, box or system level products; and 3) facsimile machine manufacturers. The targeted individuals in these companies will be product planners, program managers, and product designers.

     The Company's potential customers for its consumer products distribution business segment are those who purchase such products through the Internet and retail electronic outlets serviced by the independent sales representatives, but its communications devises will be directed to original equipment manufactures through independent sales representatives.

     Targeted OEM companies will include those developing and providing "thin internet server platforms" ("TISP"s) which link their devices via the Internet, those developing facsimile-related products and who require the high degree of integration provided by the Company's ICs, and those who are building telecommunications products that bridge the analog and digital transmission gap. In these cases the solutions are provided by the Company's highly integrated
mixed-signal processing and micro-controller ICs.   There are only a half dozen
manufacturers that currently have a true monolithic IC for high-speed fax modem products.

     The Company in order to enhance its business is seeking strategic relationship with other companies in consumer internet and communications products. In addition, the Company will seek to acquire new technologies.

BACKGROUND OF COMPANY

     The Company was established with the specific goal of developing and marketing application-specific DSP based products targeted at the computer, communications and graphics markets. The Company originally licensed its technology from Sundance Design, Inc. (the "Licensor"), formerly Tensleep Design, Inc., a Texas corporation. The technology evolved from (1) generating digital signal designs for customers under contract with the Licensor, (2) through developing custom chips for customers of the Licensor, and (3) developing a DSP core library and products based on this library. These design efforts yielded three distinct DSP core architectures, as well as three modem products.

     A key element in the early growth of the Company's technology was the successful development of long term strategic relationships with major international semiconductor manufacturers, such as Kawasaki and LG Semicon . These relationships provided the Licensor with over $6.0 million dollars to fund the design of leading edge communications technologies, and the Licensor retained rights to the technology for its own products.

     The Licensor pioneered the design and development of products using mixed-signal hardware technology coupled with signal processing algorithms, integrating all into one IC in a cost effective manner. The one-IC designs can replace competitive IC sets (which contain two to four integrated circuits), and eliminate 30 to 40 other electrical components, resulting in approximate cost savings of $7.00 to $15.00 in the manufactured cost of a typical $100 modem card or box. The Company has identified specific segments of the communications and computer markets to which it can supply a superior product. By operating in selected segments of the marketplace (facsimile machines, Global Positioning, and non-multimedia modems) the Company believes it will have fewer competitors and many potential high volume clients to which it can supply a superior product.

     Digital signal processing is a technology in which analog signals are manipulated/analyzed/modified by first converting the signal to digital form, mathematically processing the data, and using this data and/or converting it back into analog signals. Effective implementation of the technology depends on both hardware and software. The hardware typically consists of Analog-to-Digital (A/D) and Digital-to-Analog (D/A) converters and a Digital Signal Processor (DSP). This DSP is a specialized computer designed to execute specific algorithms, primarily filters, more effectively than a general purpose microprocessor. The software consists of algorithms (and code) capable of emulating, in the DSP, the transmitting and receiving of fax and data, voice and speech processing and compression, audio and video compression, and wireless communications.

HISTORY OF COMPANY AND COMPANY'S TECHNOLOGY

     The Company was incorporated in the state of Colorado on October 23, 1997 by R Tucker & Associates, Inc. ("R Tucker"), and its principal shareholder, Ronald S. Tucker, an officer, director, shareholder and promoter of the
Company.
R Tucker, a corporate financial consulting firm, for many months before October 1997 had been negotiating with the Licensor to acquire its technology or to participate in its capital reorganization. In October Mr. Tucker received authorization to use the name "Tensleep Design, Inc." for a corporation he was
forming in the State of Colorado.   In December 1997 the Company acquired a non-
exclusive perpetual license to the technology and modem products develop by the Licensor. Then in January 1998, the Company entered into a definitive agreement to acquire all the ownership rights to the Technology and other assets of the Licensor.

     The Licensor was a Texas corporation formed and founded in 1987 by Dennis Kaliher, who was the president, chief executive officer, director and majority shareholder.

     The Licensor since 1987, with strategic partners like Kawasaki Steel and LG Semicon (formerly Lucky Goldstar) of Korea, has developed Technology and three products as follows:

          Technology
               A/DSC321 Digital Signal Controller
               A/DSC421 Dual Processor Controller
               A/DSC521 Dual Processor Controller
               V.29/V.17 Fax Modem software
               V.32/V.32bis Data Modem software
               Z80-compatible 8-bit Microcontroller

          Products
               T2901 Fax Modem
               T1701 Fax Modem
               T3217 Data/Fax Modem

     The development costs of the Technology and Products exceeded $6,000,000.

     The Licensor's business from 1987 to 1996 was providing engineering services through strategic relationships. This allowed it to develop good and valuable technology and products. Then in 1996 the Licensor made a decision to develop and market its own products and stop providing engineering services to others; however, to accomplish this, it required funding. It entered an agreement with a Texas broker/dealer to do a best efforts underwriting and expended over $200,000 in legal and accounting fees for that purpose. It filed a Form SB-2 with the Denver Office of the Securities And Exchange Commission, but the registration was never completed. The underwriting never took place and for over one year the Licensor had no revenues, depleted its capital and was unable to market its products and was unable to raise capital to advance its business. The employees, save Mr. Kaliher, were transferred to Zilog, Inc., or found other employment. Since completing the development contracts with Kawasaki and LG Semicon in 1996, the Licensor had been exclusively engaged in attempting to obtaining funding to exploit its technology and products. About January 1, 1998, the Licensor stopped any further efforts to exploit the technology or raise funds.

     On June 18, 1998, the Company acquired technology and equipment/software to support integrated circuit design from LS Squared , Inc. ("LS2") valued at $100,000 and Mr. Tucker acquired all the issued and outstanding common stock of LS2. This technology and equipment and integrated circuit design software was received by the Company as consideration in the exercise of 100,000 Class A Warrants for 100,000 shares of common stock. LS2 was engaged in doing custom integrated circuit design services for various international semiconductor manufacturers. LS2 was a privately-held California corporation and the sale was prompted by significant health problems of its sole owner and president, an un affiliated person. In this purchase the Company acquired technology complements to the Company's technology; the major elements are listed below:

          Non-volatile memories
          Volatile memories
          Phase locked loop circuits
          CMOS and BiCMOS cell libraries

     In addition to the technology, the Company acquired design workstations and software design tools which had been purchased for approximately $1,800,000 (per paid invoices) and were carried on the books of LS2 at approximately $120,000 at the time acquired.

     The Company on March 1, 1999, entered into a distributor agreement with Samsung Electronics Co., Ltd., to distribute Samsung stand-alone fax modem products in the United States of American and Japan. The Company will be able to put its name on these products and its own part number and will be responsible for all product support. The agreement is for a term of one year with four automatic renewals of one year. The fax modem products covered by the agreement include the following:

          T2903               9600bps FAX Modem with Caller ID
          T1703               14400 bps FAX Modem with Caller ID
          T2930               9600 bps FAX Modem Super 1- Chip (Modem + MPU)
          T3403               33600 bps FAX Modem with Caller ID

     The T2930, T1703, and T2903 have the same footprint as the Rockwell Semiconductor fax modem chips and are believed to be of better quality. The fact that the Samsung fax modem chips are of the same footprint means that the facsimile machine manufactures would be able to substitute that chip for the Rockwell chip without any board changes. The next generation fax modem chip, T3403, will be able to be used in the same circuit boards now in use, while Rockwell's will require circuit board revision. The Company believes that many manufacturers would prefer not to redesign their board because of the cost to do so. The Company believes that this provides it with a unique window of opportunity. These fax modem products were developed by Samsung and are not based on the Company's technology.

     The Company has commenced the development of its CyberServer and CyberCommunicator Internet appliance product lines. The CyberServer is a series of controllers that are application specific modular computers. This product allows an original equipment manufacturer to connect their equipment to the Internet or Corporate Intranet. The equipment is then able to transmit data anywhere in the world. The CyberServer sues the Company's T1701 integrated circuit, which combines the modem, Internet protocol's and controller device functions into a single chip.

     The CyberCommunicator is a combination of a traditional telephone and an e-mail sending and receiving device. It enables the consumer to purchase a single device, which allows the user to send and receive e-mail and to make traditional phone calls. It requires no downloading or uploading of software or computer knowledge. It will use an Internet controller plus an x86 microprocessor.

     The CyberServers and CyberCommunicators are not general purpose. They are application-specific devices designed to do one or a few things well. Merrill Lynch has defined appliances as "specialized, single, or limited function devices that are inexpensive and reasonably intuitive.

     The Company is currently planning to generate revenues in the short run by seeking licenses for its core technologies to be included in other electronic products, providing integrated circuit design services, leasing or renting equipment and integrated circuit design software, conducting Internet sales of communication products, and distributing communications products through a network of independent sales representatives. In the long run the company will generate revenues from marketing and selling its CyberServer, CyberCommunicator, T1703 and T3403 FAX Modems, and its DSP products and systems on a chip devices.

TECHNOLOGY AND PRODUCTS

     The Company's mixed-signal Digital Signal Controllers (DSCs) are designed to be used as engines for DSP-based application-specific integrated circuits, enabling system-level integrated solutions which require analog conversion, signal processing and data processing or control. The Company's mixed-signal DSPs enable system-level integrated solutions for high value, low-power, and high-speed data transmission. Because of the high level of integration, the DSCs are true systems-on-a-chip solutions for many problems. Three different versions of the DSC have been designed: the A/DSC321, which has been used to implement a 14,400 bps fax modem, the A/DSC421, which combines a DSP, an Analog Front End ("AFE") and an 8-bit microprocessor on one chip, and the A/DSC521, which is a smaller, faster version of the A/DSC421 in a smaller process.

     LS2 developed a wide variety of designs resulting in a design library that complements the DSC systems-on-a chip. The library includes non-volatile and volatile memories, phase-locked loop circuits, and microcontrollers. These designs enhance the Company's ability to build a variety of integrated circuits quickly and economically.

TECHNOLOGY- DIGITAL SIGNAL CONTROLLERS

A/DSC321
MIXED SIGNAL DSP AND ANALOG FRONT END.

     The A/DSC321 is a highly integrated single-chip device which contains a
12.5 MHz 16-bit, fixed point DSP and a sigma-delta AFE. The DSP performs a single-cycle multiply-accumulate function which is key to top performance. The AFE converts analog signals to digital equivalents (and vice-versa) for processing by the DSP. The sigma-delta design technique provides exceptional immunity to noise from the high-speed digital circuits in the DSP and allows the processing of low-level signals with improved fidelity. This design is ideally suited to telecommunications applications such as high-speed facsimile machines and medium speed imbedded modems; to voice applications such as voice processing for digital answering machines, and other applications where space, performance, and low power are key requirements. It provides capability equivalent to competitive products that require two to three chips. It has been used in the Company's T1701 Fax Datapump.

     The design is implemented in a 1.25 micron CMOS process and has become too costly to produce competitively. It is scheduled to be re-targeted into the newer 0.5 and 0.35 micron processes that should reduce the cost to less than 25% of the present cost.

A/DSC421
DUAL PROCESSOR WITH ANALOG FRONT END

     The A/DSC421 single-chip includes a DSP similar to and compatible with the A/DSC321, an 8-bit microcontroller compatible with a popular microprocessor family, an AFE, and a comprehensive set of peripheral interfaces. The DSP is improved to operate at 25 MHz, enlarging the set of problems that can be addressed in the market. The 8-bit microcontroller is compatible with the Zilog Z80 instruction set and operates at 9 MHz. The Z80 compatibility allows the use of industry standard development tools, and makes available a large set of existing software solutions. The AFE contains 16-bit sigma-delta analog-to-digital (A/D) and digital-to-analog (D/A) converters which allow the processing of larger (and smaller) signals than the A/DSC321. The A/DSC421 also includes on-chip interfaces for direct connection to the high-speed internal PC bus and for connection to a PC using the external serial bus; a 16-bit general purpose I/O to connect to relays, light-emitting diodes, sensors and other unspecified devices; a high speed serial bus compatible with the industry standard consumer peripheral bus; and a Z80 compatible external memory and peripheral bus providing connection to external program and data memory and to other Z80 compatible peripheral ICs. This is a very versatile chip, and can address a large variety of applications in the data and telecommunications market, navigation and surveying markets, motor control markets, and embedded systems. The A/DSC421 has been programmed as a 14,400 bps PC data modem providing the signal conversion, data compression, error correction and protocol control functions usually allocated to three or more integrated circuits in competing products.

     The technology is implemented using Kawasaki's 1.0 micron CMOS process and must be re-targeted into a newer 0.5 micron process to enhance its marketability.

A/DSC521
DUAL PROCESSOR WITH ANALOG FRONT END

     The A/DSC521 is virtually identical to the A/DSC421 but with improved interrupt capability and a 33 MHz clock for the DSP module and 15 MHz clock for the MCU. The higher clock rates again expand the type of applications the chip can address.

     The A/DSCx21 technology can be applied to a great many applications where the solution requires analog, digital signal processing and data processing. Initially, the Company will be concentrating in 3 major areas- high-speed facsimile machines, medium-speed modems, and GPS receivers. All products are based upon the A/DSCx21 hardware technology; the primary difference in the actual products is in the software executed in the DSP and MCU modules.

     In addition to using the technology for the Company's own products, the DSP designs will be licensed to companies needing a DSP for embedded applications where the application is not competitive. The architecture is ideal for embedded applications as it is compact, fast and economical.

TECHNOLOGY - NON-VOLATILE MEMORIES

     These memories are used primarily for program storage for the DSC and MCU processors. The library includes Read Only Memories (ROM), Electrically Erasable Programmable ROM (EEPROM), Erasable Programmable ROM (EPROM), and Flash Memory. The library provides the DSC and MCU processors with a wide selection of program memories to accommodate a variety of applications.

TECHNOLOGY - VOLATILE MEMORIES

     Volatile memories are used primarily to provide a temporary store for data that the processors are working on. The library includes a large selection of Static Random Access Memories (SRAMs) with word lengths from 8-bit to 27-bit and total storage from 32-word to 32K-words. All are implemented in contemporary 0.5 micron CMOS processes.

TECHNOLOGY - PHASE-LOCKED LOOP CIRCUITS

     Phase-locked loops (PLL) are required for the new high-speed processors; the internal clock rates are usually higher than clock rates readily available from inexpensive oscillators. A PLL will step up the oscillator clock, typically from 50-80MHz to that required by the microprocessor, now exceeding 600MHz. The library includes PLLs in 5 volt processes, and in the newer 3.3 volt and 3.0 volt processes, with output frequencies from 14MHz to 350MHz.

TECHNOLOGY - STANDARD CELL LIBRARY

     The standard cell library includes a large set of the basic logic blocks necessary to implement any integrated circuit. These cells are available in CMOS and BiCMOS.

PRODUCTS - QUICK RESPONSE INTERNET MODEM/CONTROLLER (CYBERSERVER)

     This product is designed to be used in TISP servers which efficiently and cost effectively link people with devices or appliances in real-time via the Internet. The Internet is a viable cost alternative to the dial-up network. It is now possible to combine the modem function, Internet protocol function and the device controller in one chip, the T7001, for use in TISP's.

     The T7001 has a 16-bit Digital Signal Processor core with a set of on-chip peripherals. The DSC peripheral set includes the following:

          Serial Interface (SI), high speed
          DSP Interrupt Encoder (DSPIE)
          External Memory Bus
          DSP/MCU Interface (:DSPIF)

     The High Speed Serial Interface (SI) operates at rates up to 500kHz. It is primarily used to connect to external analog codecs. The DSP Interrupt Encoder (DSPIE) monitors interrupts coming into the DSP and handles them based on their priority and mask status. The DSP microcontroller interface (DSPIF) interface is the communication link between the DSP engine and the micro controller. It consists of a set of register and interrupt generation logic. The registers are for exchanging data, control and status information and echo canceling data. Interrupts are generated to the processors when there is a change of data in their respective registers. The External Memory Bus (BIU) provides an external interface for connection to external memory (RAM, ROM, EPROM, etc) and to compatible peripherals. It contains the wait state generator
(WSG), and the programmable chip select generator ("PCSG). The Bus provides addressing capability up to 64K words. The BIU provides 8-bit or 160bit address and 8-bit or 16-bit data buses. Separate chip select, read, and write signals keep the address strobe timing simple.

     The T7001 also has a resident microprocessor and an associated set of peripherals. The microprocessor is Z80-compatible, with a clock speed in excess of 30 Mhz. The set of peripherals include a V.24 compatible serial bus, external memory interface, ethernet controller, 8-bit timer, watchdog timer, and the MCU/DSP interface. The ethernet controller allows connection to sensors and monitoring equipment via a local ethernet bus. The V.24 serial interface connects to the Internet via an analog modem. The external memory bus allows connection to up to 1 Mbyte of external memory, RAM, ROM or EEPROM for program data storage.

PRODUCTS - INTERNET COMMUNICATOR (CYBERCOMMUNICATOR)

     The Internet Communicator allows one to search the Internet, send/receive e-mail, participate in chat rooms, eventually use the Internet for voice communications, and also allow for conventional voice communications. The basic unit consists of a color monitor, computer motherboard and a keyboard. All programs are contained in ROM or EEPROM, so there are no programs to load. 16 Mbytes of RAM storage are provided for the temporary storage of downloaded data. The motherboard may be housed within the monitor so there is only the cable to the keyboard and the power cable to worry about. There is no setup to be done by the user other than a telephone number and a password- the unit comes loaded from the factory with the operating system, e-mail and browser software.

     With these minimal features, the user can take advantage of all that is available on the Internet. However, in the basic system there is no long-term storage for data, nor is there any print capability. However, these and other features can be added at any time. A port for hard disc, floppy disc and CD-ROM is a standard feature, as is a printer port. The user can buy the unit as a pure Internet communications terminal and expand it into a full-blown Windows 98 computer with off-the-shelf components from their local computer store, if desired.

PRODUCTS - HIGH-SPEED FACSIMILE MODEM

     The main elements in a typical facsimile (fax) machine consist of a controller, a modem, a page scanner and a printer. The fax modem has evolved from a low-speed (2400 bps) to today's standard of 14,400 bps. A new standard for 28,800 bps fax transmission was released in 1998.

     The Company has a designs for 14,400 bps, the T1701 and T1703 Fax Modems, but we expect that the newer 28,800 bps, T3403, will become the next generation.
The new 28,800 standard is currently under development and is expected to be available by the end of 1999. It will provide half-duplex transmission at data rates up to 33600 bps in agreement with the ITU V.34 recommendation. It will use the existing design for the T1703 but will include a larger program memory and will be designed for a smaller process with reduced cost. The T3404 will be fabricated by Samsung.

PRODUCTS - MEDIUM-SPEED MODEMS

     Medium-speed modems are found in products where the data communication function is key but not very visible such as ATMs, gasoline pumps, credit card verification machines, etc. The total data sent is small, the data rates are typically slower than those for a PC modem, and there is no need for multi-media capability. Each of these applications have a microcontroller as well as a modem; the Company's technology is ideally suited to combining these functions into one economical solution.

T2424
FAST RESPONSE MODEM/CONTROLLER

The T2424 Fast Response Modem/Controller is a highly integrated single-chip device combining a full-duplex DSP-based modem with a Z-80 compatible 8-bit microcontroller. It is specifically designed for use in embedded applications where connection to the Internet and where space, performance and low power are key requirements. It is ideally suited for applications coupling telemetry capability with machine control as it contains both a modem and microcontroller and allied peripherals that give it the capability of directly controlling machine functions. It could be the only integrated circuit required in many applications.

     The T2424 meets the CCITT recommendations and is fully compatible with existing modems and industry standard chip sets.

     All of the modulation, demodulation, filtering, analog-to-digital and digital-to-analog conversion functions for transmit and receive are provided on-chip. Automatic selectable and programmable compromise equalizers are included to optimize performance.

     The 8-bit Controller, with its external bus and GPIO, can interface with most electronic and electro-mechanical devices and is targeted to such equipment as vending machines, ATMs, power line monitors, smart appliances, and other applications where low-cost communication and control are required. Embedded programs include the Internet Protocol, the AT Command Set, and the Supervisor. The protocol and command set enable communications over both the dial-up network and the Internet; the supervisor provides the operating system enabling the integration of the embedded programs and customer-provided machine control programs.

T3203
14,400 BPS MODEM/CONTROLLER

     It is essentially a higher-speed version of the T2424 and offers a faster microcontroller to address more complex applications.

ENGINEERING DESIGN SERVICES

     The Company solicits design contracts in its LS2 division that increase the depth and breadth of the Company's intellectual property as well as augment income. The Company's design capability ranges from initial concept and system design/analysis through logic/circuit design, logic simulation, circuit layout, circuit verification, cell test and final test design.

     To advertise the design capability and the supporting intellectual property, the Company is supporting a web-site at LS2.com and the services of representatives such as Technical Data Freeway. In addition, the Company continues to solicit business from companies that have used the Licensor's and LS2's services in the past and companies with which they have had other relationships.

     The design activity is maintained on more than 10 SPARC-compatible workstations running the Cadence suite of design and layout tools, supported by Synopsis for logic synthesis, HSPICE for circuit analysis and TimeMill for timing analysis.

     To support its design activity, the Company has a large library of integrated circuit designs, ranging from simple logic circuits to complex digital signal processors and microprocessors. Designs are available in the categories listed below:

          16 - bit digital signal processors
          8 - and 16 - bit microcontrollers
          Sigma - delta A- to - D and D - to - A converters
          Non - volatile memories
          SRAM memories
          Phase locked loops
          Cache controllers
          Standard cell libraries in CMOS and BiCMOS

     This library of standard cells and megacells forms the base from which the Company has developed and will continue to design and develop proprietary products for sale under the Company's label. However, many of the elements of the library have value in themselves and can be marketed to other companies engaged in the design of integrated circuits or used in designs contracted with the Company. Elements of the library have been sold to LG Semicon, Zilog and Kawasaki in the past.

     Due in part to the increasing complexity of today's integrated circuits, and partly to increased time-to-market pressure, more companies are purchasing designs rather than developing them, especially when the expertise is lacking in-house. These purchases range from outright sales and licensing of sample descriptions of the logic or schematics to contracts for complete chip design, layout and test

     The Company can supply the above listed elements in a variety of formats, as follows:

          High - level logic descriptions in Verilog
          Complete schematics and logic diagrams
          Logic circuit net lists in Cadence or EDIF formats
          Sample circuit layouts
          Finished, complete chip designs ready for production in the customer's selected process and foundry

     In addition, the Company can supply the logic simulation vectors for design verification and test suites for final test of the completed product.

PATENTS AND PROPRIETARY RIGHTS.

     The Licensor has endeavored to protect and maintain its competitive position by protecting its intellectual property, including its inventions, trade secrets and technical know-how. The Company, when appropriate, plans to file patent applications for key patentable designs, innovations and inventions that it believes are most relevant to its product line and most valuable in terms of cost and technological advantages. The Company also plans steps to prevent the loss to competitors of valuable proprietary information such as trade secrets and technical know-how.

     The Company requires employees, consultants, and independent contractors to execute confidentiality and invention/copyright assignment agreements prior to engaging in any service to the Company. The Company further requires, whenever possible, that companies engaged in sensitive discussions with the Company, involving its proprietary technologies, execute non-disclosure agreements. These agreements are intended to protect the Company's trade secrets, technical know-how, and patentable and copyrightable subject matter by restricting disclosure of such information. No assurance can be made, however, that such contracts will provide the Company with adequate protection in the event that such agreements are breached through the unauthorized disclosure or use of such intellectual property.

     The Company has unlimited rights to the T1701 developed with Kawasaki Steel Corporation and derivatives thereof. The Company shares unlimited rights to the T3217 and embodied technology with LG Semicon, and has exclusive rights to the embodied technology for the T3401 and T3417.

MARKETS AND CUSTOMERS

     Once confined for use by the military for radar and sonar processing, Digital Signal Processing technology is now being implemented in a wide variety of applications, including modems, cellular telephones, compact disc and digital stereo systems, hard and optical disk drives, and video games. The DSP market is expected to show phenomenal growth; the Average Annual Growth Rate
(AAGR) for the total market is projected to be in the range of 31.8% from 1997 through 2002.
                          Worldwide DSP Market
                              ($ millions)

Device Type             1997   1998    1999    2000    2001     2002     CAGR
Programmable DSPs       $3,215 $3,858  $5,093  $7,028  $9,698   $13,384  33.0%
FASICs                  $4,600 $5,980  $7,834  $10,341 $13,753  $18,292  31.8%
Building Blocks         $86    $87     $89     $97     $117     $155     12.5%
MPUs/MCUs               $189   $189    $226    $256    $288     $362     13.9%
 Total DSP IC market    $8,090 $10,114 $13,241 $17,725 $23,857  $32,192  31.8%

     Source: Forward Concepts, DSP Strategies 2002, August 1998.

     Programmable (general purpose) DSPs constitute the best-known segment of the DSP chip market. They are un-programmed devices sold to OEMs that design their own programs. FASICs are Functional and Algorithm Specific Integrated Circuits which are programmed by the IC manufacturer to address specific applications such as modems. This is the market that the Company's products address.

     Modems represent the largest single dollar market for DSP chips and are projected to dominate DSP market sales through 2002. Worldwide sales of modems are expected to increase from 77.5 million units in 1997 to 124.5 million units in 2002, for an average annual growth rate of 9.9 percent. Today, modems are incorporated into personal computers, telephones, office automation equipment, and several industrial embedded applications. The Company's DSC and modem designs have distinct technological and cost advantages over its competitors in the development and integration of certain of these modem products.

QUICK RESPONSE INTERNET MODEM/CONTROLLER (CYBERSERVER)

     Dataquest estimates that the information appliance or thin server market will exceed $16 billion by 2002 and represents an estimated 9 million units sold annually. The thin server market has seven segments which include the following: Enterprise, Departmental, Workgroup, Industrial, Small office, Device, and Consumer/Home. A Merrill Lynch research report projects that Internet appliances will exceed the personal computer in sales and revenues by 2005. Merrill Lynch says that the next wave of demand will be for information and real-time data access and the next product category will be appliances. Appliances have been defined as "specialized, single, or limited function devices that are inexpensive and reasonably intuitive. The Company's CyberServer is to be marketed in the Industrial and Device market segments.

                           Thin Server Market

                1997      1998     1999     2000     2001      2002
Units (M)        1.5       3.0      5.0      7.0       8.0      13.5
Revenue ($B)    $1.0      $2.0     $3.0     $6.0     $10.0     $17.0
Avg unit Price  $667      $667     $600     $857     $1,250    $1,222

     Source: Dataquest, Tensleep Technologies, Inc.

     Sales will be driven by the universal need for information and the desire to control that which up to now has been uncontrollable.


                     Industrial Thin Server Market

                 1997      1998     1999    2000      2001      2002
Measurement      $750      $800     $900    $1,100    $1,250    $1,400
Automation       $550      $600     $700    $700      $1,350    $1,800
Revenue ($B)     $1.3      $1.4     $1.6    $1.82     $2.6      $3.2

     Source: Dataquest, Tensleep Technology, Inc.

     Possible applications include, but are not limited to, Gasoline Pumps, Security Systems, Smart Appliances, Automated Teller Machines, Oil Well Monitoring Stations, Credit card verification, and Electric meter reading. Of these, the credit card verification segment is the largest. In addition to these applications, there is a growing desire to collect data via modem from vending machines, arcade machines and other machines dispensing products and/or services

INTERNET COMMUNICATOR (CYBERCOMMUNICATOR)

     The Internet is emerging as the communications media of choice from among the many available, especially for data communications. It is cheap, and its cost is insensitive to either distance or duration. The only drawback at present is that it takes a PC to connect to it.

     This problem is not unrecognized in the industry; a number of solutions have been proposed. These come from two broad groups- the PC-oriented group and the TV oriented group. The PC group is by and large happy with the present situation- one can purchase a usable PC for $700. The TV group is implementing a solution based around the "set-top box" that connects the TV to the cable system.

     In our view, neither solution is optimum. Both burden the Internet access capability with excess hardware and cost and neither is focused tightly on communications- the PC is primarily driven by computation, and the TV by entertainment. And when either is being employed in its primary function, it is unavailable for any other use.

     We propose a communications-oriented solution Our end target markets are customers that are uncomfortable using a PC, or who have a PC but don't want to wrestle with conflicts in usage, and those who just don't need or want a computer but want use e-mail and/or to surf the net. Our intermediate market will be the ISPs themselves. We will encourage them to lease the terminals to their customers as part of a monthly rate or provide it at no cost. To make this attractive to the ISPs, we will offer lease terms as well as outright sales - those that are chronically short of capital should find the lease option very attractive. We will augment this distribution path by offering the terminals for sale via the Internet and telephone. Service/support for the leased units will be on an exchange basis- ship us the bad unit plus a small fee and we will ship a replacement.

     The basic selling points are the low initial cost, plus the ease of installation and use. It can be thought of as closer to an appliance than a computer. The price of the basic unit is targeted at 60-70% of that of the minimal PC. Because there is no rotating machinery (no discs) and no loadable software, the maintenance will be markedly less than that of the typical PC. Because of the low selling price, we must also keep the direct marketing costs low.

     However, as there will be customers that are debating the choice between the Internet Communicator or a PC, we have the capability of upgrading the unit with the disc storage and memory needed to convert the unit to a full-blown PC

FACSIMILE MODEMS

     An attractive sub-market of the modem segment is the facsimile modem market. The unit volume of these modems is growing but the price is expected to decline, as the following tables illustrate:

                         Facsimile Modem Market

Sub-Market              1997   1998   1999   2000   2001   2002   CAGR
Revenue ($ millions)    $155   $152   $150   $148   $146   $144   -1.4%
Units (in millions)     14.1   14.9   15.8   16.7   17.7   18.8    6.0%

     Source: Forward Concepts, DSP Strategies 2002, August 1998.

     The facsimile modem market in 1997 reached 14.1 million modems. The Company will address this market with the T2930, and T3403 Facsimile Modems. Customers in three segments are targeted:

     1) Manufacturers of facsimile machines for sale to end users, such as Xerox, Jetfax, Omnifax, and Hewlett Packard.

     2) Manufacturers of facsimile servers for network application solutions, such as Brooktrout, Access, and Dialogic.

     3) Manufacturers of Computer Telephone Interface (CTI) products such as Dialogic, Gamma Link and other companies which provide board level CTI solutions.

     There are approximately 35 manufacturers of fax machines worldwide with the majority concentrated in Japan. At present Rockwell Semiconductor (soon to be an independent corporation) has approximately 70% of this market, with captive products by Ricoh, Matsushita and Toshiba accounting for the balance. The Company is currently initiating active efforts to market the T1703 and T2903 through a network of sales representatives.

MEDIUM-SPEED MODEMS

     This market is difficult to quantify as it has garnered little interest on the part of the consultant community. However, there are only two companies addressing the market, Rockwell Semiconductor and TDK Semiconductor. Revenues and volume are expected to decline through 2002 with the price per unit holding steady at $5 per unit.

Medium-Speed Modems   1997    1998   1999   2000    2001   2002
Units (millions)      9       8      7      6       5      4
Sales ($M)            $45     $40    $35    $30     $25    $20

     Source: Forward Concepts, DSP Strategies 2002, August 1998.

SALES AND DISTRIBUTION

     The Company uses independent manufacturer's representatives as the sales channel to address the U.S. customers, except for fax modem/controller products. The manufacturer's representatives are selected based on Mr. Kaliher's previous relationships with these sales organizations. At present, we have three representatives; two in California and one in Japan. The Company believes that these few reps cover the bulk of the customer base, however, additional reps will be added as funds permit.

     For the facsimile market, the Company will utilize management's relationships with overseas distributors and fax manufacturers to penetrate the volume customers in Japan and other Pacific Rim countries. The Company intends to establish relationships with U.S. manufacturers who are currently using chipsets provided by competitors. The lower cost, smaller space requirements and design flexibility of the T3401 is very attractive to these manufacturers. Jetfax in the U.S. and Ricoh in Japan are among the companies targeted for early shipments. Fax sales in the U.S. and Europe will be conducted through the field representatives supplemented with the close relationships between Management and selected customers.

     The basic Company product is a combination of technology and service. All products need firmware to execute any useful function. Applications support to help the customer define its problem will be provided initially by headquarters staff; when volume dictates the establishment of remote sales or design offices, the Company will staff these offices with applications and quality control engineers. Custom product sales will be supported with direct sales staff strategically located in the U.S.

     To sell and distribute consumer products the Company will use Internet Sales and a network of independent manufacturer's representatives which service retail outlets.

COMPETITION

     The Internet Appliances are a shift to Internet computing where specialized devices are connected by the Internet and supported by a sophisticated infrastructure. Internet appliances are the next wave of demand for information and real-time data access, and three existing vendor groups will compete for the appliance market: computer makers, consumer appliance companies, and mobile telecom vendors. The Company believes that there will be room for new appliance companies to thrive. Market sizes will be limited due to specific applications and not general purpose usage, resulting in many successful companies and no dominant one.

     The Company faces substantial competition from international and national competitors, many of which are well established and have substantially greater marketing, financial and other resources than the Company. Furthermore, the Licensor has granted the following rights to principal strategic partners:

          (i) Kawasaki is the owner of certain technology developed by the Company and has the express rights to manufacture, modify, sell and sublicense such technology;

          (ii) LG Semicon has an unrestricted license to use certain intellectual property that is jointly developed by the Company and LG Semicon; and

          (iii) Zilog has the right to sell, modify, manufacture and establish certain products developed by the Company. For a complete description of such agreements, see "Business - Key Agreements".

     In the event any of these companies perceive economic opportunities, they may elect to use such technology to manufacture products that may be competitive with the Company's products.

     In addition to the potential from the licensees, the Company expects competition from (1), companies providing general purpose signal processors, such as Texas Instruments, programmed by the using companies or by third party suppliers; and (2), from semiconductor manufacturers of similar algorithm-specific ICs such as Rockwell International, TDK Semiconductor, and Philips. The Company's primary advantage is a higher degree of integration which results in fewer components, lower power requirements and less board space for the system or board developer (OEM). This translates directly into lower costs for the customer. The Company believes the cost savings, along with the Company's willingness and ability to add custom features, will provide a competitive edge over its competitors.

     The fax modem chip market is served by Application-Specific Standard Product (ASSP) designs, with Rockwell Semiconductor presently holding the commanding position with a 2-chip, all CMOS version, packaged in a single, 2-cavity package. The present unit price for the competitive product is between $7.00 and $11.00 to the largest Japanese customers but the product requires an additional $5.00 to $7.00 worth of parts not required with the Company's T3401 Fax Modem/Controller. Rockwell's success in the Japanese market can be attributed to early market entry into the major customer base in Japan, and the inability of other modem/IC manufacturers to compete against Rockwell's technological lead-time advantage. However, economic conditions in Japan are causing a change in this market, and fax manufacturing is shifting from Japan to other Asian countries and to the U.S.

     The Company believes this market change provides it with a window of opportunity to capture several fax customers with a superior, more highly integrated product in the T3401. It is smaller, fewer external components, less board area and power, and requires less external "glue logic" than Rockwell's products, resulting in a $5.00 to $7.00 cost savings over Rockwell.

     The competition for medium-speed modems comes from Rockwell and TDK using legacy products that have been in production for some time in older technologies. The Company believes it can capture market share from this competition based on the technological advantages of the T2202 and T3202; a competitive price, and strong customer support. Both the T2202 and T3202 are highly integrated single-chip solutions incorporating both a modem and a microcontroller which results in smaller board space, lower power consumption, and lower cost than the competition. The units lend themselves better to satisfying proprietary demands by allowing programming by the customer.

EMPLOYEES

     As of May, 1999, the Company had five employees, two in product development, engineering, and marketing, one in sales and marketing and two in finance and administration. The Company is currently negotiating for engineering, marketing, and other services. Not all of the Company's employees are full time, none is represented by a labor union and the Company has never experienced a work stoppage. The Company considers its employee relations to be good.

ENVIRONMENTAL COMPLIANCE

     The Company does not anticipate any material expenditures to effect compliance with environmental laws.

GOVERNMENTAL REGULATION

     The business operations of the Company are not subject to any material governmental regulation. The Company's products are not subject to governmental approval.

INVESTMENT POLICIES

     It is not the Company policy to acquire assets primarily for possible capital gain or income. It is not the policy of the Company to invest in real estate, real estate mortgages, or securities of persons primarily engaged in real estate activities.

LICENSOR'S FINANCIAL DISCLOSURE

     Licensor, at the end of September 1997, ceased doing business and closed down it operations. The Licensor in early 1996 changed its business strategy from preforming DSP engineering services to producing and selling DSP products.
For more than two years revenues were non existent and management was seeking
investment capital to continue operating.   In order to finance its new business
strategy, the Licensor attempted to register a public offering with a small broker dealer on a "best efforts" basis. The offering never took place and the Licensor used up its limited available cash to pay for the costs of the offering. For more than one and one-half years several of the Licensor's officers and key personal accrued their compensation and went unpaid.

     The Licensor's total liabilities as of December 31, 1997 were approximately $1,655,000, of that amount approximately 21% is owed to the Licensor's bank, 34% is accrued but unpaid compensation to officers, directors and others, 16% is due to shareholders, and 29% is owed to other creditors. The total number of creditors is approximately 50 and the Licensor has approximately 17 common stock and 12 preferred stock shareholders. The Company is not subject to any of the Licensor's liabilities and has not assumed any of Licensor's obligations.

     The Licensor's bank was secured with a perfected security interest on certain equipment and software of the Licensor. In September of 1997, the Licensor in default to its bank and its bank took possession of its collateral.
In the middle part of 1998, the bank conducted a sale of its collateral. The bank, unable to satisfy its note from the sale of the collateral, filed a suit in the Texas State Court to collect the deficient amount due on the note against the Licensor and Mr. Kaliher, a personal guarantor. Mr. Kaliher was the founder, president and chief executive officer and a director of the Licensor. The amount of the deficiency is believed to consist of principal of approximately $322,000, accrued but unpaid interest, and legal fees. The bank has become an unsecured creditor to the extent of the deficiency. The Company is not a party to the suit nor subject to Licensor's obligation to the Bank.

     In late August 1997, Mr. Kaliher, at the insistence of the Licensor's chief financial officer ("CFO"), Mr. Richard Gravett, executed two promissory notes. Each note represented the accumulation of accrued but unpaid compensation for more than one and one-half years to Mr. Kaliher and Mr. Gravett. Each note contained a provision that "(t)he secured property includes" the "intellectual property" of the Licensor and "all proceeds from the utilization of such property." In spite of this provision, neither note expressly grants a security interest in any property nor does it define "intellectual property." The Licensor and the Company are of the opinion that no security interest was granted in any property because (1) the Licensor's board of directors never authorized the granting of a security interest to either Mr. Kaliher or Mr. Gravett; (2) no security interest was ever expressly granted in any specifically identified property of the Licensor; (3) the security interest, if granted, was never perfected; (4) any grant of a security interest for accrued but unpaid compensation would be a preference against other unsecured creditors and voidable; (5) a grant of a security interest, in such circumstance, would constitute a fraudulent conveyance for the purpose to defraud Licensor's creditors; and (6) the accrued but unpaid compensation of officers, directors and other persons after the company no longer had the ability to pay its debts should be disallowed or subordinated to all other creditors and preferred shareholders.

     The Company was informed by Mr. Gravett, subsequent to June 1998, that he claims a security interest in the Technology and that the transfer of the Technology requires his approval. The Company believes the second claim is without merit, that there is no security interest, as stated in the preceding paragraph, and that the term "intellectual property" does not include the Technology and Products acquired from the Licensor. However, in order to avoid any liability to Mr. Gravett or any other creditor, the Company will place any and all securities to be issued to Licensor, pursuant to and as described in this Offering, with an escrow agent. The escrow agent will be instructed to deliver the shares as agreed to by the Claimant and Tensleep of Texas, or pursuant to an order of a court exercising jurisdiction over this matter or interplead the shares with any court taking jurisdiction for the purpose of determining to whom the shares are to be distributed.

     The Licensor has considered filing for protection under the Bankruptcy
Laws of the United States. It has withheld doing so under the belief that it could effect the same outcome without being subject to the administration and
expense of those proceedings.   However, without the cooperation of its bank and
Mr. Gravett, the Licensor may be required to look for help from the bankruptcy court. The Licensor's assets consist of 500,000 shares of the Company's common stock issued for the License and the right to 300,000 Units offered pursuant to this Offering. It is Licensor's intent to evaluate each of the 50 creditors and the obligation due him/her or it and each of the approximately 12 preferred and 17 common shareholders and develop a plan for distributing the Company's common stock issued to Licensor in accordance with the Bankruptcy Code. However, this requires the approval, consent and/or acquiescence of all the creditors and shareholders. If the bank and Mr. Gravett and any other creditors or shareholders fail to approve, consent or acquiesce the plan, the Licensor may be required to proceed with a state or federal debtor proceeding to avoid liability.

     If the Licensor commences bankruptcy or state debtor proceedings, the proceedings and/or distribution of the Company's securities may have a direct effect on purchaser's of Units pursuant to this Offering. Such effects may included, but not be limited to, causing problems with timing and voting on important issues of the Company, and a trustee in bankruptcy or other person may disrupt the market for the Company's common stock, if and when developed, by liquidating the Licensor's shares of the Company's common stock.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

OVERVIEW

     The Company was founded in October 1997 as fab-less semiconductor company based in Austin, Texas. The Company was reorganized and restructured into an Internet and communications technologies development company.

     The Company recently commenced the development of its Internet controller and Internet communications device and completed the acquisition of its digital signal processor ("DSP") technology (the "Technology"). The Technology consists of the design of digital signal controllers for high speed modem applications. The Company has three distinct digital signal controller ("DSC") core
architectures.   Management believes the Company is the only U.S. firm that has a true single integrated circuit solution for high-speed fax modem product.

     The Company is organized into two business segments and has changed its name to Tensleep Technologies, Inc. The first business segment distributes communications products to consumers through the internet and retail outlets through a network of independent sales representatives. The second segment is divided into two divisions. One division designs, develops and markets communications products and sells them to original equipment manufacturers. The second division designs, develops, markets, and sells integrated circuits to original equipment manufacturers.

     The Company plans, within the next twelve months, to complete the development of its internet controller, internet communications device, establish sales of communications products through the Internet and independent sales representatives, and to set up a network of independent sales representatives for selling its facsimile modem chip, fabricated by Samsung Electronics, Inc., of Korea, and other integrated circuits. During the next twelve months the Company believes it will receive revenues from providing design services, Internet sales of communications products, the wholesale distribution of communications products, the sale of integrated circuit design services, sales of licenses of its DSC core technologies and sales of integrated circuits, and rental of integrated circuit design equipment and software.

PLAN OF OPERATION

     The Company's business plan for the next 12 months is directed toward developing revenues and a foundation for growth. The plan provides a series of steps, as follows: contracting for engineering chip design services and software development services, acquiring or establishing an Internet sales company, acquiring or establishing a network for wholesale distribution of communications products, establishing a network for the distribution of the its FAX Modem products, leasing or renting the excess integrated circuit design workstations, acquiring or establishing a company to provide integrated circuit design services, synthesizing and licensing DSP core technologies, completing the development of the Internet controller, CyberServer, and communicator (CyberCommunicator), and developing other specialty modems.

DESIGNING SERVICES

     The Company is presently negotiating with a company to provide it with engineering chip design services. This designing firm will also be responsible for designing and developing the Company's new products and technology.

INTERNET SALES

     The Company is presently negotiating with a company currently selling communications products over the Internet. In the event the Company is unable to acquire this company, it will seek another or establish its own Internet sales company. In the event the negotiations are successful, the acquired company will be generating $400,000 to $500,000 annual sales with the expectation that they will double in the current year. There is no assurance that the Company will be able to acquire this prospect or any other or that it will be successful in commencing an Internet sales company.

DISTRIBUTION OF COMMUNICATIONS PRODUCTS

     The Company is currently negotiating for the rights to distribute a cordless telephone and the network of independent sales representatives which distributes this product. In 1998 the prospect had sales of approximately $2.5 million and is expected to reach $5 million this year. It may not be possible for the Company to acquire this product or the sales organization.

CORE LICENSING

     The Company's A/DSC521 DSC technology contains a number of major elements that have potential to be licensed and be incorporated in chip designs of other manufacturers. The Company's technology must be re-packaged into an easily abstracted form. The Company will perform this formatting in conjunction with re-targeting its technology into a new foundry. No additional equipment or Workstations are required for this effort.

     The Company is planning to commence marketing its A/DSC521 core technology to manufacturers of proprietary chip products which require a DSP core. The Company believes it will be able to market its cores on a non-exclusive license basis to these potential customers for a one time license fee estimated to be $700,000 dollars, a fee for support over a period of time and a royalty on each unit sold by the customer of its product in which the core technology is included or imbedded.

     The Company has contracted with an independent third party to synthesize the Company's intellectual property to develop its core technology into soft cores. This will make its core technology more saleable to equipment manufacturers and system designers. This is expected to be completed within three to six months.

PRODUCT DEVELOPMENT AND NEW FABRICATION PROCESSES

     The Company plans to move the A/DSC321 and A/DSC521 designs into a new foundry with a 0.5 micron technology. The foundry selection will depend upon cost, capability, availability and the degree of cooperation that can be established with it. Technologies smaller than 0.5 micron are available but cannot support the mixed analog/digital design as of this date. This effort to reduce the technology will be paralleled by the development of the 28,800 bps firmware that will be embedded in the A/DSC321 to create the T3401 Fax Modem. This firmware design will be followed by firmware for the T2202 and T3202 Embedded Modem/Controllers. Modem algorithms for 28,800 bps will be purchased from a consultant and converted to A/DSC321 code.

PRODUCT MARKETING

     The Company does not believe its modem products, CyberServer, or CyberCommunicator will be able to be sold in the next ten months. The Company will commence marketing and selling its FAX modem products in September 1999.

STRATEGIC RELATIONSHIPS AND NEW TECHNOLOGY

     The Company is seeking strategic relationship with other companies in consumer internet and communications consumer products. In addition, the Company will seek to acquire new technologies. The development of strategic relationship and acquisition of new technologies if for the purpose of exploiting and enhancing the Company's business.

ITEM 3.   DESCRIPTION OF PROPERTY

     The Company's principal administrative, sales and marketing, research and development facility in located in an office of approximately 500 square feet of office in Austin, Texas. This facility is leased from an independent third party. The Company intends to lease additional facilities as required.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT.

     The Company, as of April 30, 1999, had 3,191,016 shares of its Common stock, 808,960 Class A Warrants, and 500,000 Class B Warrants to purchase common stock issued and outstanding with 200,000 options issued. The following schedule tabulates holders of Common Stock of the Company by each person who holds or record or is known by Management of the Company to own beneficially more than five percent (5%) of the Common Stock outstanding, and, in addition, by all Officers and Directors of the Company Individually, and as a group. The Shareholders listed below have sole voting and investment power.

                           Ownership over 5%

                                          Number of      Percent of
Class of Securities    Name                Shares        Outstanding
Common Stock           R Tucker &         4,277,960      52.17%
                       Associate, Inc.1
Common Stock           Corporate Finance    621,428       7.58%
                       Company
Common Stock           Dennis Kaliher     1,500,000      18.29%
Common Stock           Sundance Design,     800,000       9.76%
                       Inc.2
      Total                               7,199,388      87.8%

1 Ronald S. and Leticia I. Tucker are the majority shareholders of both R Tucker & Associates, Inc. and Corporate Finance Company. These shares include 465,000 Class B Warrants and 608,960 Class A Warrants in name of R Tucker and Associates, Inc.
2 Dennis Kaliher is the majority stockholder of Tensleep Design, Inc., Texas, now named Sundance Design, Inc.

                               Management

                                             Number of   Percent of
Class of Securities  Name                     Shares     Outstanding
Common Stock         Ronald S Tucker1        5,203,838   63.46%
Common Stock         Leticia I Tucker1       5,103,838   62.24%
Common Stock         Dennis Kaliher2         2,400,000   29.27%
Common Stock         All Directors &
                     Officers As a Group     7,603,838   92.73%

1 These shares include 4,450 shares in their names as joint tenants, 3,204,000 shares by R Tucker & Associates, 621,428 shares by Corporate Finance Company, 100,000 options and 200,000 Class A Warrants held by Ronald S. Tucker, 608,960 Class A Warrants and 465,000 Class B Warrants held by R Tucker & Associates, Inc.
2 These shares include 1,500,000 in the name of Dennis Kaliher and 800,000 in the name of Tensleep Design, Inc. and now name Sundance Design, Incl, a Texas corporation, and 100,000 options in the name of Dennis Kaliher.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
PERSONS.

     The following are the Officers, Directors, and Key Management of the Company.

     Name                          Position

     Ronald S. Tucker              Director and Chief Executive Officer and
                                   Chief Financial Officer
     Dennis Kaliher                Director and Chief Operating Officer
     Leticia I. Tucker             Director and Secretary

     Ronald S. Tucker, 60, President, Chief Executive Officer, Chief
Financial Officer and Director, is the founder of  the Company.  In 1996
Mr. Tucker founded and now is the President of Corporate Finance Company and since 1990 to present, Mr. Tucker was the founder and has been the President and director of TextBase Imaging Corp. ("TBI") (now called "R Tucker & Associates, Inc."), a software development company. Prior to forming TBI Mr. Tucker for a period of seven months was a director of 3CI, Inc., a public company, and for a period of three months was the President of that Company. Prior to becoming involved with 3CI, Mr. Tucker has been owner and manager of several business ventures and has been engaged in the private practice of law. In 1986 and 1987 Mr. Tucker was a special counsel and consultant to an originator of manufacturing housing installment sales contracts. Mr. Tucker is a graduate of the University of California at Los Angeles where he received a Bachelor of Science while majoring in finance and accounting. Mr. Tucker is also a graduate of the Loyola University School of Law. Mr. Tucker is a member of the California and Texas Bar Associations. In 1994 Mr. Tucker and his wife filed for protection under the bankruptcy laws of the United States.

     Dennis E. Kaliher, age 62, Director and Chief Executive Officer of the Company, founded Tensleep of Texas in 1987 and has served as its President and Director since its inception. He has thirty years of experience in telecommunications and semiconductor product design, and engineering, marketing and corporate management with Collins Radio Co., Rockwell International, and Advanced Micro Devices as well as founding the Company. From 1963 to 1986, Mr. Kaliher's experience at Collins and Rockwell ranged from developing and marketing communications switching systems to managing the development and growth of large and very large IC components; data modems, fax modems and other communications devices for the telecommunications industry. Mr. Kaliher received his BEE from the University of Minnesota.

     Leticia I. Tucker, 57, Director and Treasurer, is the wife of Ronald S. Tucker, and for more than ten years has provided accounting and financial services for various small businesses. During that time she has been responsible for providing office management, accounting services and managing construction loans for builder and developer clients. In 1994 Mr. Tucker and his wife filed for protection under the bankruptcy laws of the United States.

     Each director serves for a term of one year and is subject to reelection at the annual meeting of shareholders.

ITEM 6.   EXECUTIVE COMPENSATION.

     The Company's officers and directors, during this time, in order to conserve capital, have agreed to work for little or no compensation but reimbursement of business expenses, out of pocket costs and limited consulting fees. At the end of the Company's fiscal year the Board of Directors will establish a bonus for the officers in consideration for their services during this time. Then at a time when the Board deems appropriate, the Company will enter into employment agreements with the officers and establish compensation for the directors. The Company, as of the year end authorized the accrual of a consulting fee of $120,000 to R Tucker & Associates for the services of Ronald
S. Tucker valued at $80,000 and Dennis Kaliher valued at $40,000 for the year ending September 30, 1998. In December 1998 R Tucker & Associates accepted common stock in cancellation of the indebtedness on the bases of $5 per share and assigned the shares as authorized and designated by Ronald S. Tucker and Dennis Kaliher.

QUALIFIED AND NON QUALIFIED STOCK OPTIONS

     The board of directors and shareholders for the Company have adopted a Qualified and Non Qualified Stock Option Plan pursuant to Sections 421-424 of the Internal Revenue Code. The Plan authorizes the granting of up to 500,000 and 800,000 options to purchase Company common stock under the Qualified and Non Qualified Plan, respectively. The Plan is administered by the Board of Directors or by a committee appointed by the Board. As of the date of this document Non Qualified Options exercisable over five years have been granted as follows:

          Ronald S. Tucker      100,000   @    $0.50 per share
          Dennis Kaliher        100,000   @    $0.50 per share

EMPLOYMENT AGREEMENTS

     The Company at this time has not entered into an employment agreement with any of the officers or directors. The management does not believe that an agreement will be entered into until after September of 1999.

SALES COMMISSIONS

     Sales are made either through manufacturer's representatives or internal sales personnel. The Company has a policy of awarding sales commissions ranging from three to ten percent, depending upon the type and size of sales transaction.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     In October 1997, during negotiations for the acquisition of the Licensor's technology, Mr. Kaliher agreed and authorize Mr. Tucker to use the name "Tensleep Design, Inc." for a Colorado corporation. Mr. Tucker was to form the Company for the purpose of acquiring either a non-exclusive license or all the ownership rights.

     The Company through Mr. Tucker and the Licensor through Mr. Kaliher executed the license agreement on December 23, 1997. The license agreement, negotiated at arms length, granted a non exclusive perpetual license to the "Licensed Technology". The licensed Technology included Licensor's Previous Results, Firmware, Services, Technical Information, and Products, including the DSP Core (a/DSC321, a/DSC421, a/DSC521 technology), and any and all items related thereto, and any and all derivatives, improvements, revisions, versions, and/or modifications of the Licensed Technology owned by Licensor. At the time of entering the license agreement, Mr. Kaliher was not associated or affiliated with the Company and there was no agreement, understanding, or commitment that Mr. Kaliher would become affiliated with or become an officer, director or shareholder of the Company. The value of the license was agreed to be $250,000 and was payable by the issuance of 500,000 shares of the Company's common stock. The transaction, the value of the license and the consideration was approved by the board of directors of both companies. The license was valued at slightly more than 1/5 of the license fee paid by Zilog for a similar license from the Licensor approximately two years earlier. In addition to the license fee the Company was to pay a royalty based on the gross revenues of the Company from sales of the Licensed products.

     The Company and the Licensor executed the "Purchase Agreement" on January 23, 1998. Mr. Tucker negotiated this agreement with Mr. Kaliher. The Licensor agreed to sell to the Company all it's rights, title and ownership interests in its technology including all Research and Development Property, equipment and software listed on its balance sheet as of the year end for 1996, all contracts re sales of licenses and Products or engineering services, all molds, prototypes, tooling and/or dies, production credits, subject to existing licenses, and the release of the royalties provided for in the License Agreement. The value for all the described assets was placed at $1,500,000 and the Purchase Agreement provided that the purchase price would be paid with the issuance of 300,000 investment units of the Company's securities issued pursuant to a qualified Regulation A offering under the Securities Act of 1933, as amended (the "Act"). The transaction, the value of the assets and the consideration was approved by the board of directors of both companies. At the time of entering the Purchase Agreement, Mr. Kaliher was not associated or affiliated with the Company and there was no agreement, understanding, or commitment that Mr. Kaliher would become affiliated with or an officer, director or shareholder of the Company. The total development cost of the Licensor's technology was in excess of $7,000,000 and the cost of the Licensor's, equipment and integrated circuit design software was in excess of $500,000. The value of
$1,500,000 was agreement to by taking in to consideration the development costs of the technology, the cost of the equipment and design software, and the license fee of $1,200,000 paid by Zilog, Inc.

     On January 30, 1998, the Licensor executed and delivered to the Company a Bill of Sale pursuant to the Purchase Agreement and issued an invoice in the aggregate of $1,500,000 which was apportioned among the assets purchased pursuant to the Purchase Agreement.

     On January 31, 1998, Mr. Tucker asked Mr. Kaliher to become the President, chief executive officer and a director of the Company, which Mr. Kaliher accepted.

     The Company, as of the year end authorized the accrual of a consulting fee of $120,000 to R Tucker & Associates for the services of Ronald S. Tucker valued at $80,000 and Dennis Kaliher valued at $40,000 for the year ending September 30, 1998. In December 1998 R Tucker & Associates accepted common stock in cancellation of the indebtedness on the bases of $5 per share and assigned the shares as authorized and designated by Ronald S. Tucker and Dennis Kaliher. The shares were issued for the cancellation of indebtedness pursuant to the Regulation A Offering which became effective November 6, 1998.

     R Tucker & Associates, Inc., and Dennis Kaliher, for himself and on behalf of Sundance Design, Inc., as April 30, 1999, agreed to return a total of 3,500,000 shares of the Company's common stock to be canceled and included in the authorized but unissued common stock.

ITEM 8.   LEGAL PROCEEDINGS.

     The Company is not involved in any litigation incidental to its business or material to the business activities or financial performance of the Company.

     The Company is informed that the former Chief Financial Officer of Sundance Design, Inc., formerly Tensleep of Texas (the "Claimant") claims a security interest in the Technology, for accrued but unpaid salaries, and that the transfer of the Technology requires Claimant's approval. The Company believes the second claim is without merit. In order to avoid liability to Claimant, the Company is holding any and all securities to be issued to Sundance Design, Inc. The escrow agent will deliver the shares as agreed to by the Claimant and Sundance Design or an order of a court exercising jurisdiction over this matter.

ITEM 9.   MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER
MATTERS.

     Market Information. There is no principle market pr established public trading market. There are 250,000 options issued and outstanding, 808,960 Class A Warrants issued and outstanding, and 500,000 Class B Warrants issued and outstanding. There are no shares that could be sold pursuant to Rule 144 under the Securities Act or under any agreement to register under the Securities Act for sale by security holders. The Company is not publicly offering equity securities and does not intend to do so which could have a material effect on the market price of the Company's common equity.

     Holders. The Company has approximately 219 holders of record of its common stock.

     Dividends.   The Company has not paid any dividends on its capital stock since its inception. The Company currently anticipates that it will retain any available funds for use in the operation of its business and does not intend to pay any cash dividends on its Common Stock in the foreseeable future. Any future payment of cash dividends is subject to the discretion of the Board of Directors of the Company and will depend upon the Company's earnings, financial condition, capital requirements and other related factors.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

     The Company on or about November 10, 1997 issued 4,500,000 shares of Common Stock at a stated value of $.01 per share to the R Tucker & Associates in exchange for $45,000 cash which was invested in liquid securities as of November 1, 1997. These securities are carried at book value. These shares were issued pursuant to Section 4(2) of the Securities Act of 1933, as amended, and are "restricted" shares pursuant to Rule 144. R Tucker & Associates, Inc., is a corporate financial consulting firm with the principal shareholders being Ronald
S. Tucker and Leticia I. Tucker, who are also the officers and directors. It is a private company.

     The issuer, on or about December 23, 1997 acquired a non-exclusive license to develop, use, enhance, sale, and market the modem chip technology of Sundance Design, Inc., a Texas Corporation, formerly Tensleep Design, Inc., in an arms length transaction, for $250,000 and a royalty to be paid on all revenues. In exchange for the license, Tensleep of Texas agreed to accept 500,000 shares of the Company's common stock valued at $250,000 in lieu of $250,000 in cash.
These shares were issued pursuant to Section 4(2) of the Securities Act of 1933, as amended, and are "restricted" shares pursuant to Rule 144. Dennis Kaliher is the president, chief executive officer, and chairman of the board, and a major shareholder of Sundance Design, Inc. At the time the two company's entered into the two agreements, Dennis Kaliher was not an officer, director, shareholder or promoter of the Company and there was no agreement, commitment or understanding that he become an officer, director, shareholder or promoter of the Company. Subsequent to executing the acquisition agreement, the Company reached an agreement with Dennis Kaliher to become the president and director of the Company. The two agreements were entered into at arms length.

     The issuer on or about November 10, 1997 issued 1,000,000 investment units to Corporate Finance Company ("CFC") in exchange for 80,000 shares of Corporate Finance Company common stock valued at $2.50 per share. The value of CFC common stock was based on sales of stock for cash and non-cash consideration to unaffiliated third persons during the preceding six months at $2.50 per share. Each investment unit of the Company consists of one share of its common stock and one Class A Warrant to purchase one share of its common stock. The first 500,000 Class A Warrants have an exercise price of $.40 per share and the last 500,000 Class A Warrants may be exercised at $.80 per share. The Company's shares and warrants were issued pursuant to Regulation D, Rule 504 under the Securities Act of 1933. The Company was organized by R Tucker & Associates, Inc., and Ronald S. Tucker to engage in the specific business of developing digital signal process technology, marketing it, and selling it through the acquisition of either a non-exclusive perpetual license or acquisition of ownership rights to the technology of Tensleep of Texas (Rule 504 (a)(3)). Corporate Finance Company is a specialty finance company. It provides financing to small companies with the expectation they will become publicly trading companies. The primary shareholders of CFC and R Tucker & Associates are Ronald
S. and Leticia I. Tucker. They are also officers and directors. Corporate Finance Company and R Tucker & Associates are affiliates of the Company and the securities received by CFC are "control" securities as the term is defined in Rule 144.

     R Tucker & Associates, Inc., and Dennis Kaliher, for himself and on behalf of Sundance Design, Inc., as April 30, 1999, agreed to return a total of 3,500,000 shares of the Company's common stock to be canceled and included in the authorized but unissued common stock.

ITEM 11.  DESCRIPTION OF SECURITIES.

     The authorized capital stock of the Company consists of 50,000,000 authorized shares of common stock, with no par value per share ("Common Stock"), and 10,000,000 shares of preferred stock, with no par value per share ("Preferred Stock").

Common Stock

     The holders of shares of Common Stock have no preemptive rights to maintain their respective percentage ownership interests in the Company or other subscription rights for other securities of the Company. Shares of Common Stock are not redeemable or subject to further calls or assessments. All of the outstanding shares of Common Stock are fully paid and nonassessable and the shares of Common Stock to be outstanding after this offering will be fully paid and non-assessable. The holders of shares of Common Stock are entitled to share pro rata in such dividends, if any, as may be declared by the Board of Directors
of the Company out of funds legally available therefor.   Subject to the prior
rights of holders of shares of Preferred Stock, if any, upon liquidation, dissolution and winding up of the Company, holders of shares of Common Stock are entitled to share ratably in the net assets available for distributions to such holders.

     Holders of Common Stock are entitled to vote upon all matters submitted to a vote of the stockholders of the Company and shall be entitled to one vote per share held, except in the election of directors where the holder shall be entitled to one vote per share held times the number of directors to be elected. Generally, the vote of the majority of the shares represented at a meeting of the stockholders and entitled to vote is sufficient for actions that require a vote of the stockholders.

Preferred Stock

     The Board of Directors is authorized, without any further action by the shareholders, to issue Preferred Stock from time to time in such series, in such a number of shares and with such dividend, redemption, liquidation, voting, conversion, sinking fund and other rights as the Board shall establish. The Company has no present intention, commitment or understanding to issue preferred securities of any type or kind.

     The Transfer Agent and Registrar for the Common Stock is the Executive Registrar & Transfer Agency, Inc., located at 3145 W. Lewis Ave., Suite 200, Phoenix, AZ 85009 Its telephone number is (602) 415-1273.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Bylaws provide that the Company will indemnify its Directors and officers to the fullest extent permitted by law against certain losses which may be incurred in connection with any proceeding which arises by reason of the fact that such person is or was an agent of the Company. The Company believes that indemnification under the Bylaws covers at least negligence and gross negligence by an indemnified party, and permits the Company to advance litigation expenses in the case of stockholder derivative actions or other actions, against an undertaking by the indemnified party to repay those advances if it is ultimately determined that the indemnified party is not entitled to indemnification.

     In addition, the Company's Articles of Incorporation provide that, pursuant to Colorado law, its Directors shall not be liable to the Company or its stockholders for monetary damages for and act or omission in the Director's capacity as a Director. This provision does not eliminate or limit the liability of a Director to the extent the Director is found liable for a breach of the Director's duty to loyalty to the Company, for acts or omissions not in good faith or involving intentional misconduct, or a knowing violation of the law, for actions leading to improper personal benefit to the Director and for an act or omission for which the liability of the Director is explicitly provided by applicable statute. The provision also does not affect a Director's responsibilities under any other law, such as federal securities laws or state and federal environmental laws.

ITEM 13.  FINANCIAL STATEMENTS.

          Attached as Exhibits.

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
          ACCOUNTING AND FINANCIAL DISCLOSURE.

          None.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

(a)  Financial Statements.*

     The following is a list of all financial statements filed as a part of this Report:

     1.   Audited Balance Sheet - September 30, 1998 from inception.

     2. Audited Statement of Operations for year ending September 30, 1998 from inception.

          a. Audited Statement of Stockholders' Equity for the year ended September 30, 1998 from inception.

          b. Audited Statement of Cash Flows for the year ended September 30, 1998 from inception.

          c. Notes to Financial Statements - September 30, 1998 from inception.

     3.   Unaudited Balance Sheet - March 31, 1999.

     4. Unaudited Statement of Operations for period six months ending March 31, 1999.

          a. Unaudited Statement of Stockholders' Equity for the six months ended March 31, 1991.

          b. Unaudited Statement of Cash Flows for the six months ended March 31, 1999.

          c.   Notes to Financial Statements - March 31, 1999.

(b)  Exhibits.

     Exhibit No.    Description                             Method of Filing
     3.   Charter and By-laws
          3.1  Articles of Incorporation                             A
          3.1.1     Amended Articles for change of Name              *
          3.2  Bylaws                                                A
     10.  Material Contracts
          10.1 License Agreement with Tensleep Design, Inc.,
               a Texas corporation                                   A
          10.2 Purchase Agreement and Bill of Sale with
               Tensleep Design, Inc., a Texas corporation            A
          10.3 Warrant Agreement for Class A Warrants                A
          10.4 Warrant Agreement for Class B Warrants                A
          10.5 Stock Option Plan                                     A
     (11) Statement re: Computation of Per Share Earnings            **
     (21) Subsidiaries of the Registrant                             *
     (27) Financial Data Schedule                                    *
     (99) Additional Exhibits
          99.1 Audited Financial Statement for the
               Company date December 31, 1997                        A

*    Filed herewith.
**   Contained in Financial Statements included herewith.
A Incorporated by reference to the Company's Form 1 - A Registration Statement No. 24-3960.

                               SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Tensleep Design, Inc.
    (Registrant)

  Signature                   Title                             Date

Ronald S. Tucker        President, CEO and CFO   May   15  , 1999
Ronald S. Tucker



Leticia I. Tucker     Director, Secretary       May  15  , 1999
Leticia I. Tucker



Dennis Kaliher         Director, COO             May  15  , 1999
Dennis Kaliher

                       INDEPENDENT AUDITORS' REPORT


The Board of Directors
Tensleep Design, Inc.

We have audited the accompanying balance sheet of Tensleep Design, Inc. (a Colorado Corporation), a development stage company, as of September 30, 1998, and the related statements of operation, changes in stockholders equity (deficit), and cash flows for the period from inception (October 23, 1997) through September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tensleep Design, Inc. as of September 30, 1998 and the results of its operation, changes in stockholders equity (deficit) and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has been in the development stage since its inception on October 23, 1997. Realization of a major portion of the assets is dependent upon the Company's ability to meet its future financing requirements, and the success of capital funding and future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

March 31, 1999.


Brabo, Carlsen & Cahill
a.1.
                         TENSLEEP DESIGN, INC.
                     (A Development Stage Company)

                             Balance Sheet
                           September 30, 1998



                                 ASSETS

     CURRENT ASSETS:

          Cash                                              $        382
          Investment in Pooled Account, (See note 1)              22,693
                                                            ------------
               Total Current Assets                               23,075
                                                            ------------
     PROPERTY AND EQUIPMENT:

          Machines & Equipment                                   102,014
          Software                                               172,371
                                                            ------------
                                                                 274,385
          Less accumulated Depreciation and amortization          45,732
                                                            ------------
               Net Property & Equipment                          228,653
                                                            ------------

     OTHER ASSETS:

          Investment in Corporate Finance
               Company (See note 2)                              198,000
                                                            ------------
               Total Other Assets                                198,000
                                                            ------------

     TOTAL ASSETS                                           $    449,728
                                                            ============

             LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)



     CURRENT LIABILITIES:

          Loan Payable to Corporate Finance
             Company (See Note 4)                              $     14,442
          Accrued Consulting fees (See note 9 and 15)               120,000
          Convertible note payable (See note 10 and 15)           1,500,000
                                                               ------------
               Total Current Liabilities                          1,634,442
                                                               ------------

     TOTAL LIABILITIES;                                           1,634,442
                                                               ------------



     STOCKHOLDERS' EQUITY (DEFICIT:

          Preferred stock, no stated value, 10,000,000
               shares authorized, no shares issued and
               outstanding                                             -

          Common stock, $0.01 stated value, 50,000,000
               shares authorized, 6,103,040 shares
               issued and outstanding                                61,030

          Additional paid-in capital                                535,186

          Net Loss (Deficit accumulated during the
               development stage                               (  1,780,930)
                                                               -------------

     TOTAL STOCKHOLDERS' EQUITY (DEFICIT)                      (  1,184,714)
                                                               -------------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)      $    449,728
                                                               =============
a.2.

                         TENSLEEP DESIGN, INC.
                     (A Development Stage Company)

                        STATEMENT OF OPERATIONS

For the period from inception (October 23, 1997) through September 30, 1998


     REVENUES:
        Lease Income (See note 12)                     $        5.350
        Other Income                                            2,150
                                                       --------------
               Total Revenues                                   7,500

     OPERATING EXPENSES:

        Advertising                                             5,113
        Automobile expense                                      2,308
        Bank service charges                                      107
        Depreciation and Amortization                          45,732
        Dues and Subscriptions                                  3,975
        Filing fees                                             2,250
        Insurance                                                  10
        License & Permits                                       5,910
        Other expenses                                            899
        Outside services                                        7,629
        Postage & delivery                                        864
        Printing and reproduction                               1,343
        Professional fees                                       2,250
        Rent                                                    5,400
        Repairs                                                   194
        Telephone                                               4,298
        Travel & Entertainment                                  2,075
        Utilities                                                 280
                                                       --------------
               Total Operating Expenses                        91,373
                                                       --------------

     RESEARCH AND DEVELOPMENT COSTS

        Research and development costs (See note 13)        1,697,052
                                                       --------------
               Total Research and Development Costs         1,697,052
                                                       --------------
               Total Operating & Research and
                    Development Costs                       1,788,430
                                                       --------------
     NET LOSS (DEFICIT ACCUMULATED DURING THE
          DEVELOPMENT STAGE)                           $   (1,780,930)
                                                       ===============

     EARNINGS PER COMMON SHARE (See Note 14)           $        (0.31)
                                                       ===============
a.2.a.


                         TENSLEEP DESIGN, INC.
                     (A Development Stage Company)

         STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

For the period from Inception (October 23, 1997) through September 30, 1998

Stock issued             5A     11/10/97  4,500,000  Non-cash    $  -0-    $    -0-     $   -0-      $
45,000

Stock issued             5B     11/10/97  1,000,000  Non-cash      10,000      190,000      -0-
200,000

Stock issued             5C     12/23/97    500,000  Non-cash       5,000      245,000      -0-
250,000

Exercise Class           5D      4/1/98         400  Non-cash           4          156      -0-              160
  A Warrants

Exercise Class           5D      4/1/98         400  Non-cash           4          156      -0-              160
  A Warrants

Exercise Class           5D      5/27/9      82,000  Non-cash          20          780      -0-              800
  A Warrants

Exercise Class           5E      6/2/98         200  Cash               2           78      -0-               80
  A Warrants

Exercise Class           5D     6/17/98          40  Non-Cash        -0-            16      -0-               16
  A Warrants

Exercise Class           5F     6/23/98     100,000  Non-Cash       1,000       99,000      -0-
100,000
  A Warrants

Net Loss (Deficit
accumulated during the                                                                   (1,780,930)  (1,780,930)
development stage)

Balance, September 30,                    6,103,040              $ 61,030  $   535,186  $(1,780,930)
$(1,184,714)
              1998

                                 5

a.2.b.
                         TENSLEEP DESIGN, INC.
                     (A Development Stage Company)

                        STATEMENT OF CASH FLOWS

For the period from inception (October 23, 1997) through September 30, 1998


CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss (Deficit accumulated during the
     development stage)                                    ($  1,780,930)

    Adjustments to reconcile net loss to net cash used
     in operations:
     Depreciation and amortization                                45,732
     Expenses incurred in exchange for common stock              250,000
     Non cash expense for accrued consulting fees                120,000
     Non cash expense for purchase of technology, products,
          goodwill, and cancellation of royalties           (  1,327,052)
                                                           --------------
    Net cash used by operating Activities                   (     38,146)

CASH FLOWS FROM INVESTING ACTIVITIES:

    Purchase of property and equipment                       (      1,437)
    Proceeds from Pooled Investment Account                        22,307
                                                          ---------------
    Net cash used by investing activities                          20,870

CASH FLOWS FROM FINANCING ACTIVITIES:

    Borrowings from Corporate Finance Company                      17,578
    Proceeds from sale of stock warrants                               80
                                                           --------------
     Net cash provided by financing activities                     17,658
                                                           --------------
NET INCREASE IN CASH                                                  382

CASH, beginning of period                                            -
                                                           --------------
CASH, end of year                                           $         382
                                                           ==============


                              6

a.2.c.

                          TENSLEEP DESIGN, INC.
                      (A Development Stage Company)

                      NOTES TO FINANCIAL STATEMENTS

                           September 30, 1998
ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

     Tensleep Design, Inc. (A Colorado Corporation) is a development stage company (The Company) in the business of designing, developing, and marketing integrated circuits with a specific focus on digital signal processors. The
Company is located in Austin, Texas. It is expected that the Company's primary customers will be original equipment manufacturers located in California and Japan for inclusion into their products.

Development Stage Company

     The Company is currently in its development stage, and has not generated any income from operations. The Company was incorporated in October 1997, and is currently obtaining funding to proceed with development and marketing of its technologies. The Company's success is dependent on obtaining additional funding and the ultimate successful sales of its products. There is no assurance that funding will be obtained or that the Company can ever operate profitably. Success in also dependent on many other factors, such as management and distribution. Some of these factors may be beyond the Company's control.

Cash and Cash Equivalents

     For the purposes of financial statement reporting, the Company considers all highly liquid investments with maturity of 3 months or less to be considered cash equivalents.

Concentration of Credit Risk

     The Company maintains its operating cash account at a commercial bank in Orange County, California. The account at the bank is guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per bank.

Property and Equipment, Depreciation and Amortization

   Property and equipment obtained in exchange for stock is carried at the fair market value of the equipment on the date of exchange, if purchased it is carried at cost as of the date of purchase.

   Depreciation and amortization is computed using the straight-line method over the assets' expected useful lives. The useful lives of property and equipment for purposes of computing depreciation and amortization are:

          Machinery & Equipment         3 years
          Software                      3 years

  Repairs and maintenance are charged to operations when incurred. Cost of betterments which materially extend the useful lives of the asset are capitalized. Gains and losses from sales or disposition of assets are included in the statement of operation.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

     For most of the Company's financial instruments, the carrying value is considered to approximate the fair value. Cash, most accounts receivable and accounts payable are settled so close to the balance sheet date that fair value does not differ significantly from the stated amounts.

Income Taxes

  The Company has not generated any taxable income and therefore a provision for income taxes is not necessary. Similarly, a provision for deferred taxes is not necessary. The Company has available at September 30, 1998, unused operating loss carryforwards that may be applied against future taxable income and that expire as follows:

          Amount of Unused Operating              Expiration During Year
             Loss Carryforwards                    Ended September 30:

                            State -
          Federal          Colorado               Federal             State
          ----------      ----------               -------            ------
          $1,780,930      $1,780,930                2018               2013

Adjustments

     In the opinion of management the data reflects all adjustments necessary for a fair statement of results for this period. All adjustments are of a normal and recurring nature.

Advertising

     Advertising costs, except for costs associated with direct-response advertising, are charged to operations when incurred. The costs of direct-response advertising, if any, are capitalized and amortized over the period during which future benefits are expected to be received.

NOTE 1: INVESTMENT IN POOLED EQUITY ACCOUNT

  The Company owns a $22,693 interest in a personal brokerage account held by a shareholder. Originally, the Company received a $45,000 interest in the account which was obtained in exchange for 4.5 million shares of common stock, as described in Note 3. The Company has received $22,307 from the shareholder.

NOTE 2: INVESTMENT IN CORPORATE FINANCE COMPANY

     In 1997 the Company acquired 80,000 shares of Corporate Finance Company
("CFC") common stock. CFC is an affiliate company. Shares acquired represent approximately a 4.4% ownership in CFC. A major shareholder of the Company is also a major shareholder of CFC. Based on the 4.4% ownership interest in CFC, the Company has accounted for the investment under the cost method. The shares were obtained in the cash-free exchange described in Note 3 and were valued at $2.50 per share, which represents the sale price of CFC shares in transactions during the six to twelve months prior to the date of the exchange. The valuation of the shares obtained was an agreed-upon value as of the date of the exchange and will be carried on the books of the Company at cost. In 1998 the Company sold 800 shares of CFC common stock. The proceeds from the sale were given directly to CFC to reduce the Company's loan payable to CFC (See note 4).

NOTE 3: NON CASH TRANSACTIONS

   As explained in Note 1, 4.5 million shares of common stock were sold for $45,000. In lieu of cash, a $45,000 shared interest in a personally held brokerage account was granted. The account has been funded by a shareholder with cash payments totaling $77,000.

          As explained in Note 2, the investment of 80,000 shares of Corporate
Finance Company was obtained in exchange for 1 million investment units. Each unit is composed of one share of common stock and one warrant to purchase one share of common stock at a specified price (see note 7).

          As explained in Note 5C, the Company obtained its licensing agreement in exchange for 500,000 shares of common stock. The common stock was valued at the agreed-upon price of $250,000, or 50 cents per share.

          As explained in Note 5F and Note 11, the Company acquired from LS2 equipment and software in exchange for 100,000 shares of common stock.


NOTE 4: LOAN PAYABLE TO CORPORATE FINANCE COMPANY

     CFC has loaned the Company certain funds to cover operating expenses. The balance due on the loan from CFC as of September 30, 1998 in the amount of $14,442 is covered by a non-interest bearing demand note.


5:  CAPITAL FUNDING

     The Company has resolved to authorize private offerings pursuant to Regulation S, Section 3 (b) and/or 4(2) of the Securities Act of 1933, as amended, and/or Rule 504 of Regulation D promulgated thereunder. These offerings can be composed of common stock and/or warrants. Such offerings could result in dilution to Company stockholders prior to each offering.
Additionally, dilution could also result from the exercising of warrants, incentive stock options, and non-incentive stock options. Stock option plans are described in Note 6. The following summarizes the various stock and warrant transactions as reported in the accompanying Statement of Changes in Stockholders' equity (deficit):

  Note A - 4.5 million shares of common stock were sold for $45,000. In lieu of cash, a $45,000 shared interest in a personally held brokerage account was granted. The account had been originally funded by the shareholder with cash payments totaling $77,000.

  Note B - 1 million investment units were exchanged for 80,000 shares of Corporate Finance Company. Each investment unit is composed of ane share of common stock and one warrant to purchase one share of common stock at a specified price (See note 7). The valuation of the shares obtained was an agreed upon value as of the date of exchange.

  Note C - The Company obtained a technology licensing agreement in exchange for 500,000 shares of common stock. The common stock was valued at the agreed upon price of $250,000, or 50 cents per share. The original agreement made in 1997 required a royalty be paid to the licensor based upon sales. In
1998 the Company acquired from the licensor machinery and equipment, software, technology, goodwill and cancellation of royalties (See note 10).

  Note D - 2840 warrants were exercised. The cash from these warrants was given to CFC to reduce the Company's loan payable to CFC.

  Note E - 200 warrants were exercised. The cash from these warrants was deposited in the Company's checking account.

  Note F - In exchange for 100,000 warrants the Company acquired testing equipment, design software, hardware, and intellectual property from LS
Squared, Inc., a California corporation, valued at $100,000 and appearing on LS2 books and records at approximately $120,000. The common stock was valued at $100,000, the agreed upon value of the property received from LS
Squared, Inc.

NOTE 6:  STOCK OPTION PLANS

     The Company has a stock option plan pursuant to Section 422A of the Internal Revenue Code. The plan has yet to be defined other than the reserving of 500,000 shares of common stock for such a plan.

     The Company has also adopted a non-incentive stock option plan. This plan grants options that can be exercised at a specified price. The Company has resolved that 800,000 shares of common stock be reserved for this plan. As of April 30, 1998, the options to purchase 250,000 shares at 50 cents per share
(same as the then current market price) had been granted to the majority and controlling shareholders and an independent consultant. These options expire
December 1, 2002.

NOTE 7: WARRANTS

     As part of its funding activities, the Company has issued warrants for the purchase of common stock. Additional warrants may be issued in the future during additional offerings. As of June 30, 1998, the following warrants were outstanding:

     Class A - one warrant can purchase one common share

     Tucker Family Trust -         200,000 warrants at 40 cents per share
     Corporate Finance Company       196,960 warrants at 40 cents per share
     Corporate Finance Company     500,000 warrants at 80 cents per share

     The warrants expire July 31, 1999.

NOTE 8:  RISKS AND UNCERTAINTIES

     As discussed in "Organization and Summary of Significant Accounting
Policies", the Company has been in the development stage since its inception on October 23, 1997. Realization of a major portion of the assets is dependent upon the Company's ability to meet its future financing requirements, and the success of capital funding and future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern.

     The investment in the pooled equity account are held available-for-sale.
As of September 30, 1998, the account consists of 4,000 shares of Torch Energy
Royalty Trust, listed on the New York Exchange, symbol "TRU", with a value of $5 15/16 per share, bid price, 2000 shares Karzco Realty Trust, listed on the New York Exchange, symbol "KRT", with a value of $16 11/16 per share, 500 shares of Cross Timbers Royalty Trust, listed on the New York Exchange, symbol
"CRT", with a value of $11 5/8 per share, 60 shares of Alliance Pharmaceutical
Corp., listed on the New York Exchange, symbol "ALLP", with a value of $3.04688 per share, 4,000 shares Amtech Systems, Inc. listed on the NASDAQ smallcap, with a value of $27/32 per share, and 1,000 Amylin Pharmaceuticals, Inc. listed on NASDAQ national market, with a value of $3 3/32 per share, and $4,531 in cash. The aggregate value of the account is $57,213 as of September
30, 1998.

     The investment in the pooled equity account is subject to the hazards of trading equities on the open market. The account will experience growth and loss in varying amounts depending on the performance of the securities traded. All of the Company's $22,693 interest in the account is at risk and subject to loss. The sum of $22,693 will be paid to the Company as required to pay its costs and expenses as incurred until revenues are sufficient to pay such costs and expenses. Any unpaid balance, at the time revenues are sufficient to pay monthly costs and expenses, will be repaid pursuant to a plan to be made at that time.

NOTE 9: RELATED PARTY TRANSACTIONS

     A director of the Company is also a director and major shareholder of R
Tucker & Associates and Corporate Finance Company.  Transactions between the
Company and these entities above have been described in Notes 2, 3 and 4.

     The accrued consulting fee is payable to Dennis Kaliher and Ronald S.
Tucker, the president and vice president of the Company, respectively, for consulting services rendered. This liability was canceled December 15, 1998 in exchange for 24,000 shares of common stock (See note 15).

     In conjunction with the purchase of LS Squared, Inc. equipment by the Company, Ronald S. Tucker, a major shareholder of the Company, also purchased LS
Squared, Inc. individually (See note 11).

NOTE 10: PURCHASE OF TECHNOLOGY

     On January 30, 1998 the Company acquired from the Licensor, pursuant to an agreement dated January 23, 1998, the following items valued as follows:

          Machines & Equipment                        $     40,577.00
          Software                                         132,371.00
          Technology
               A/dsc321 Digital Signal Controller
               A/dsc421 Dual Processor Controller
               A/dsc 521 Digital Signal Controller
               V.29/V.17 Fax Modem software
               V.32/V.32bis Data Modem software
               Z80-compatible 8-bit Microcontroller

          Products
               T2901 Fax Modem
               T1701 Fax Modem
               T3217 Data/Fax Modem
            Total Technology & Products                  1,200,000.00
          Goodwill and cancellation of Royalties           127,052.00
                                                         ------------
          Total                                       $  1,500,000.00

     The Licensor received a non-interest bearing note from the Company for specified items in the amount of $1,500,000.00. The amount representing
Technology, Products, Goodwill and cancellation of Royalties was charged to research and development costs (See note 13) in the development stage period as required by generally accepted accounting principles. The convertible note payable was reported under current liabilities in the accompanying balance sheet since the Licensor has agreed to accept the Company's securities in cancellation of the indebtedness. The Licensor has agreed to accept 300,000 tradable Units at $5 per unit, if qualified by July 31, 1998 or 500,000 restricted shares of common stock if not qualified by July 31, 1998. The date for qualifying the tradable Units was extended until December 31, 1998. This note was canceled December 15, 1998 in exchange for
300,000 shares of common stock (See note 15).

NOTE 11: PURCHASE OF EQUIPMENT AND DESIGN SOFTWARE

   On June 19, 1998, the Company acquired testing equipment, design software, hardware, and intellectual property from LS Squared, Inc., (LS2) a California corporation, valued at $100,000 and appearing on LS2 books and records with a book value of an approximate amount. LS2 was an independent third party and a non-affiliate of the Company and none of its officers and directors were or are affiliated with the Company at the time of the equipment acquisition. The terms of the agreement provided that the Company receive the assets in exchange for 100,000 shares of the Company's common stock through the exercise of 100,000
Class A  Warrants.  In July 1998 Ronald S. Tucker, a major shareholder of the
Company purchased LS2 as an individual. At the time of purchase, LS2 was a California Corporation with no assets or liabilities.

NOTE 12: LEASE INCOME

     The Company received an agreed upon partial payment in the amount of $5,350 from Silicon Resources, Inc. on a lease agreement originally dated
August 21,1998. The original agreement had the following terms:

          18 months
          $8500 per month if all the workstations are installed

     Silcon Resources, Inc. was to bill the Company for office space rental at $1.50 square foot per month and engineering services at a rate of $104.05 per hour or $18,000 per month.

     The above lease agreement was amended on October 22, 1998 to provide for the following terms:

     $9,650 per month for five work stations less $1,000 credit for office space. The remainder of the credit will be used to employ Silicon Resources, Inc.
engineering personnel on the Company's projects at a rate of $104 per hour

NOTE 13: RESEARCH AND DEVELOPMENT COSTS

     Research and Development costs are charged to operations when incurred and are reported separately in the accompanying Statement of Operations. The components of research and development costs consist of the following:

          Technology license                           $    250,000
          Consulting Services                               120,000
          Purchase of technology, products,
               goodwill, and cancellation of royalties    1,327,052
                                                       ------------
                                                        $ 1,697,052
                                                       ============

NOTE 14: EARNINGS PER SHARE

     As of September 30, 1998 The Company had 6,103,040 common shares outstanding and no preferred shares outstanding. The earnings per share amount is based on the weighted average number of shares actually outstanding. The number of shares used in the computation for September 30, 1998 was 5,653,300 shares.

NOTE 15: SUBSEQUENT EVENTS

    The following equity transactions have taken place subsequent to September
30, 1998 and through the date of the audit report.



Reported in Statement
of Changes in
Stockholders' Equity                                                       Additional
Balance, September 30,   See              Nunber of  Considera-  Common    Paid-in
       1998              Note   Date      Shares       tion      Stock     Capital      Total
Stock issued             15A    12/15/98     35,000  Cash/Note        350      174,650      175,000

Stock issued             15B    12/15/98      8,000  Non-Cash          80       39,920       40,000

Stock issued             15C    12/15/98    300,000  Non-Cash       3,000    1,497,000    1,500,000

Stock issued             15B    12/15/98      4,000  Non-Cash          40       19,960       20,000

Stock issued             15B    12/15/98      4,000  Non-Cash          40       19,960       20,000

Stock issued             15B    12/15/98      4,000  Non-Cash          40       19,960       20,000

Stock issued             15B    12/15/98      4,000  Non-Cash          40       19,960       20,000

Stock issued             15D    12/15/98      4,000  Non-Cash          40       19,960       20,000

Stock issued             15E    12/15/98    137,000  Non-Cash       1,370      683,630      685,000

Exercise Class A         15E    12/15/98     88,000  Non-Cash         880       34,320       35,200
  Warrants

Balance, March 31
       1999                               6,691,040              $ 66,910  $ 3,064,506  $ 1,304,344


A The Company received $25,000 in cash and promissory notes in the amount of $155,000. One of the promissory notes for $50,000 was transferred to Ron Tucker (see note E).

B 24,000 shares of common stock were issued for $120,000 in exchange for accrued consulting fees, which was expensed as Research & development (see note 14)

C 300,000 shares of common stock were issued for $1,500,000 to pay off the convertible note, which was issued in exchange for fixed assets of $173,948 and Research & Development expenses of $1,327,052 (see note 14)

D 4000 shares of common stock were issued for $20,000 in exchange for advertising in 1999.

E 137,000 shares of common stock were issued for $685,000 and 88,000 warrants exercised in exchange for $765,200 note secured by 200,000 shares of common stock. Included in the $765,200 note is a $50,000 promissory note from a prior stock transaction (see note A)

     Had the above additional stock issuance taken place on September 30, 1998, earnings per common share would not have changed.

Managements Report
a.3.

                      TENSLEEP TECHNOLOGIES, INC.
                    (Formerly Tensleep Design, Inc.)
                     (A Development Stage Company)

                          Balance Sheet As Of
                             March 31, 1999
                              (unaudited)


                                 ASSETS

     Current assets:

          Cash                                               $      1,130
          Investment in Pooled Account, (Note 7)                   18,544
                                                             ------------
               Total Current Assets                                19,674

     Fixed assets:

          Machines & Equipment                                    102,105
          Software                                                172,371
          Accumulated Depreciation                               ( 91,464)
                                                             ------------
               Total Fixed Assets                                 183,012

     Other Assets:

          Credits for Engineering Services (Note 12)               51,900
          Secured Note Receivable  (Note 5)                       665,400
          Securities held for sale (Note 2)                       398,000
                                                             ------------
               Total Other Assets                               1,115,300
                                                             ------------
                    Total Assets                             $  1,317,986
                                                             ============



                  LIABILITIES AND STOCKHOLDERS' EQUITY



     Liabilities:

          Loan Payable (Note 4)                             $     14,442
          Accrued Expenses                                         4,000
                                                            ------------
               Total Liabilities                                  18,442
                                                            ------------

     Stockholders' Equity:

          Preferred stock, no stated value, 10,000,000
               shares authorized, no shares issued and
               outstanding                                        -0-
          Common stock, $0.01 stated value, 50,000,000
               shares authorized, 6,691,016 shares
               issued and outstanding                             66,910
          Additional paid-in capital                           3,059,706
          Retained earnings                                 (  1,780,930)
          Net Income (Loss) For Period                      (     46,142)
                                                            -------------
               Total Stockholders Equity                       1,299,544
                                                             ------------
               Total Liabilities & Stockholders' Equity     $  1,317,986

a.4.
                      TENSLEEP TECHNOLOGIES, INC.
                    (Formerly Tensleep Design, Inc.)
                     (A Development Stage Company)

                        Statement of Operations
                   October 1, 1998 to March 31, 1999
                              (unaudited)





     Income
        Equipment Rental                               $       57,900
        Equipment Sales                                        12,000
                                                       --------------
          Net Income                                           69,900
                                                       --------------
     Operating Expenses:

          Operating Expenses                                  118,764
                                                       --------------
          Net Operating Income (Loss)                     (    48,864)
                                                       --------------
     Other Income (Expenses)                                    2,722
                                                       --------------
     Net Loss Before Income Taxes                         (    46,142)
                                                       --------------
     Income Taxes                                                -0-
                                                       --------------
     Net Loss After Taxes                              $(      46,142)
                                                       ==============

     Loss Per Common Share (Note 14)                   $(   $0.0072)
                                                       ==============
a.4.a.


                      TENSLEEP TECHNOLOGIES, INC.
                    (Formerly Tensleep Design, Inc.)
                     (A Development Stage Company)

         STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

For the period from Inception (October 23, 1997) through September 30, 1998


Stock issued             5A     11/10/97  4,500,000  Non-cash    $  -0-    $     -0-     $    -0-    $
45,000

Stock issued             5B     11/10/97  1,000,000  Non-cash    10,000        190,000        -0-
200,000

Stock issued             5C     12/23/97    500,000  Non-cash     5,000        245,000        -0-
250,000

Exercise Class           5D      4/1/98         400  Non-cash         4            156        -0-             160
  A Warrants

Exercise Class           5D      4/1/98         400  Non-cash         4            156        -0-             160
  A Warrants

Exercise Class           5D      5/27/9      82,000  Non-cash        20            780        -0-             800
  A Warrants

Exercise Class           5E      6/2/98         200  Cash             2             78        -0-              80
  A Warrants

Exercise Class           5D     6/17/98          40  Non-Cash        -0-            16        -0-              16
  A Warrants

Exercise Class           5F     6/23/98     100,000  Non-Cash      1,000        99,000        -0-
100,000
  A Warrants

Net Loss (Deficit
accumulated during the                                                                    (1,780,930)  (1,780,930)
development stage)

Balance, September 30,                    6,103,040              $ 61,030     535,186    (1,780,930)
(1,184,714)
              1998

Stock issued             5G     12/15/98     35,000  Cash/Note       350      174,650       -0-
175,000

Stock issued             5H     12/15/98      8,000  Non-Cash         80       39,920       -0-           40,000

Stock issued             5I     12/15/98    300,000  Non-Cash      3,000    1,497,000       -0-
1,500,000

Stock issued             5H     12/15/98      4,000  Non-Cash         40       19,960       -0-           20,000

Stock issued             5H     12/15/98      4,000  Non-Cash         40       19,960       -0-           20,000

Stock issued             5H     12/15/98      4,000  Non-Cash         40       19,960       -0-           20,000

Stock issued             5H     12/15/98      4,000  Non-Cash         40       19,960       -0-           20,000

Stock issued             5J     12/15/98      4,000  Non-Cash         40       19,960       -0-           20,000

Stock issued             5K     12/15/98    137,000  Non-Cash      1,370      683,630       -0-
685,000

Exercise Class A         5K     12/15/98     88,000  Non-Cash        880       34,320       -0-
35,200
Warrants

Net Loss (Deficit
accumulated from 10/1/98
 to 3/31/99)                                 -0-                    -0-         -0-         (46,142)     (46,142)

Balance,
March 31, 1999                            6,691,040              $ 66,910  $3,064,506   $(1,827,072) $
1,304,344

a.4.b.
                      TENSLEEP TECHNOLOGIES, INC.
                    (Formerly Tensleep Design, Inc.)
                    (A Development Stage Company)

                       Statement of Cash Flows
                         For the Six Months
                  October 1, 1998 to March 31, 1999
                             (Unaudited)





Cash flows from operating activities:
    Net income                                               ($    46,142)

    Adjustments to reconcile net loss to net cash used:
     Depreciation and amortization                                 45,732
     Expenses incurred in exchange for common stock                20,000
     Non cash expense for accrued consulting fees                   4,000
     Accrued Equipment Rental                                (     51,900)
                                                             ------------
    Net cash used by operating Activities                    (     28,310)

Cash flows from investing activities:
    Purchase of property and equipment                       (         92)
    Proceeds from Pooled Investment Account                         4,150
                                                             ------------
Net cash provided by (used in) investing activities                 4,058

Cash flows from financing activities:
     Net Proceeds from Sale of Securities                          25,000
                                                             ------------
     Net cash provided by (used in) financing activities           25,000
                                                             ------------
     Net increase (decrease) in cash and cash equivalents             748

Cash and cash equivalents, beginning of period                        382
                                                             ------------
Cash and cash equivalents, end of period                     $      1,130
                                                             ============
a.4.c.

                      TENSLEEP TECHNOLOGIES, INC.
                    (Formerly Tensleep Design, Inc.)
                    (A Development Stage Company)

                    NOTES TO FINANCIAL STATEMENTS

                            March 31, 1998

(Unaudited)ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES

Organization

     Tensleep Design, Inc. (A Colorado Corporation) is a development stage company (The Company) in the business of designing, developing, and marketing Internet Appliances and other integrated circuits with a specific focus on digital signal processors. The Company is located in Austin, Texas. It is expected that the Company's primary customers will be original equipment manufacturers located in California and Japan for inclusion into their products.

Development Stage Company

     The Company is currently in its development stage, and has not generated any income from operations. The Company was incorporated in October 1997, and is currently obtaining funding to proceed with development and marketing of its products and technologies. The Company's success is dependent on obtaining additional funding and the ultimate successful sales of its products. There is no assurance that funding will be obtained or that the Company can ever operate profitably. Success in also dependent on many other factors, such as management and distribution. Some of these factors may be beyond the Company's control.

Cash and Cash Equivalents

     For the purposes of financial statement reporting, the Company considers all highly liquid investments with maturity of 3 months or less to be considered cash equivalents.

Concentration of Credit Risk

     The Company maintains its operating cash account at a commercial bank in Orange County, California. The account at the bank is guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per bank.

Property and Equipment, Depreciation and Amortization

     Property and equipment obtained in exchange for stock is carried at the fair market value of the equipment on the date of exchange, if purchased it is carried at cost as of the date of purchase.

     Depreciation and amortization is computed using the straight-line method over the assets' expected useful lives. The useful lives of property and equipment for purposes of computing depreciation and amortization are:

          Machinery & Equipment         3 years
          Software                      3 years

     Repairs and maintenance are charged to operations when incurred. Cost of betterments which materially extend the useful lives of the asset are capitalized. Gains and losses from sales or disposition of assets are included in the statement of operation.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

     For most of the Company's financial instruments, the carrying value is considered to approximate the fair value. Cash, most accounts receivable and accounts payable are settled so close to the balance sheet date that fair value does not differ significantly from the stated amounts.

Income Taxes

     The Company has not generated any taxable income and therefore a provision for income taxes is not necessary. Similarly, a provision for deferred taxes is not necessary. The Company has available at September 30, 1998, unused operating loss carryforwards that may be applied against future taxable income and that expire as follows:

          Amount of Unused Operating              Expiration During Year
             Loss Carryforwards                    Ended September 30:

                            State -
          Federal          Colorado               Federal        State
          ----------     ----------               -------        ------
          $1,780,930     $1,780,930                2018           2013


                             Adjustments

     In the opinion of management the data reflects all adjustments necessary for a fair statement of results for this period. All adjustments are of a normal and recurring nature.

Advertising

     Advertising costs, except for costs associated with direct-response advertising, are charged to operations when incurred. The costs of direct-response advertising, if any, are capitalized and amortized over the period during which future benefits are expected to be received.

NOTE 1: INVESTMENT IN POOLED EQUITY ACCOUNT

     The Company owns a $18,544 interest in a personal brokerage account held by a shareholder. Originally, the Company received a $45,000 interest in the account which was obtained in exchange for 4.5 million shares of common stock, as described in Note 3. The Company has received $26,456 from the shareholder.

NOTE 2: INVESTMENT IN CORPORATE FINANCE COMPANY

     In 1997 the Company acquired 80,000 shares of Corporate Finance Company ("CFC") common stock and in March 1999 an additional 80,000 shares. CFC is an affiliate company. Shares acquired represent approximately a 7.61% ownership in CFC. A major shareholder of the Company is also a major shareholder of CFC. Based on the 7.61% ownership interest in CFC, the Company has accounted for the investment under the cost method. The shares were obtained in the cash-free exchange described in Note 3 and were valued at $2.50 per share, which represents the sale price of CFC shares in transactions during the six to twelve months prior to the date of the exchange. The valuation of the shares obtained was an agreed-upon value as of the date of the exchange and will be carried on the books of the Company at cost. In 1998 the Company sold 800 shares of CFC common stock. The proceeds from the sale were given directly to CFC to reduce the Company's loan payable to CFC (See note 4). In March 1999 the Company received 80,000 shares valued at $2.50 as payment of $200,000 on a promissory note of R Tucker & Associates.

NOTE 3: NON CASH TRANSACTIONS

     As explained in Note 1, 4.5 million shares of common stock were sold for $45,000. In lieu of cash, a $45,000 shared interest in a personally held brokerage account was granted. The account has been funded by a shareholder with cash payments totaling $77,000.

     As explained in Note 2, the investment of 80,000 shares of Corporate Finance Company was obtained in exchange for 1 million investment units. Each unit is composed of one share of common stock and one warrant to purchase one share of common stock at a specified price (see note 7).

     As explained in Note 5C, the Company obtained its licensing agreement in exchange for 500,000 shares of common stock. The common stock was valued at the a greed-upon price of $250,000, or 50 cents per share.

     As explained in Note 5F and Note 11, the Company acquired from LS2 equipment and software in exchange for 100,000 shares of common stock.

NOTE 4: LOAN PAYABLE TO CORPORATE FINANCE COMPANY

     CFC has loaned the Company certain funds to cover operating expenses. The balance due on the loan from CFC as of September 30, 1998 in the amount of $14,442 is covered by a non-interest bearing demand note. In January 1999 CFC assigned the note to R Tucker & Associates.

5:  CAPITAL FUNDING

     The Company has resolved to authorize private offerings pursuant to Regulation S, Section 3 (b) and/or 4(2) of the Securities Act of 1933, as amended, and/or Rule 504 of Regulation D promulgated thereunder. These offerings can be composed of common stock and/or warrants. Such offerings could result in dilution to Company stockholders prior to each offering. Additionally, dilution could also result from the exercising of warrants, incentive stock options, and non-incentive stock options. Stock option plans are described in Note 6. The following summarizes the various stock and warrant transactions as reported in the accompanying Statement of Changes in Stockholders' equity (deficit):

     Note A - 4.5 million shares of common stock were sold for $45,000. In Lieu of cash, a $45,000 shared interest in a personally held brokerage account was granted. The account had been originally funded by the shareholder with cash payments totaling $77,000.

     Note B - 1 million investment units were exchanged for 80,000 shares of Corporate Finance Company. Each investment unit is composed of one share of common stock and one warrant to purchase one share of common stock at a specified price (See note 7). The valuation of the shares obtained was an agreed-upon value as of the date of exchange.

     Note C - The Company obtained a technology licensing agreement in exchange for 500,000 shares of common stock. The common stock was valued at the agreed upon price of $250,000, or 50 cents per share. The original agreement made in 1997 required a royalty be paid to the licensor based upon sales. In 1998 the Company acquired from the licensor machinery and equipment, software, technology, goodwill and cancellation of royalties (See note 10).

     Note D - 2840 warrants were exercised. The cash from these warrants was given to CFC to reduce the Company's loan payable to CFC.

     Note E - 200 warrants were exercised. The cash from these warrants was deposited in the Company's checking account.

     Note F - In exchange for 100,000 warrants the Company acquired testing equipment, design software, hardware, and intellectual property from LS Squared, Inc., a California corporation, valued at $100,000 and appearing on LS2 books and records at approximately $120,000. The common stock was valued at $100,000, the agreed upon value of the property received from LS Squared, Inc.

     Note G - The Company received $25,000 in cash and promissory notes in the amount of $155,000. One of the promissory notes for $50,000 was transferred to Ron Tucker (see note K).

     Note H - 24,000 shares of common stock were issued for $120,000 in exchange for accrued consulting fees, which was expensed as Research & development (see note 14)

     Note I - 300,000 shares of common stock were issued for $1,500,000 to pay off the convertible note, which was issued in exchange for fixed assets of $173,948 and Research & Development expenses of $1,327,052 (see note 14)

     Note J - 4000 shares of common stock were issued for $20,000 in exchange for advertising in 1999.

     Note K - 137,000 shares of common stock were issued for $685,000 and 88,000 warrants exercised in exchange for $765,200 note secured by 200,000 shares of common stock. Included in the $765,200 note is a $50,000 promissory note from a prior stock transaction (see note G)

NOTE 6:  STOCK OPTION PLANS

     The Company has a stock option plan pursuant to Section 422A of the Internal Revenue Code. The plan has yet to be defined other than the reserving of 500,000 shares of common stock for such a plan.

     The Company has also adopted a non-incentive stock option plan. This plan grants options that can be exercised at a specified price. The Company has resolved that 800,000 shares of common stock be reserved for this plan. As of March 31, 1999, the options to purchase 200,000 shares at 50 cents per share (same as the then current market price) had been granted to the majority and controlling shareholders and an independent consultant. These options expire December 1, 2002.

NOTE 7: WARRANTS

     As part of its funding activities, the Company has issued warrants for the purchase of common stock. Additional warrants may be issued in the future during additional offerings. As of June 30, 1998, the following warrants were outstanding:

     Class A - one warrant can purchase on common share

          Ronald S. Tucker       - 200,000 warrants at 40 cents per share
          R Tucker & Associates, Inc. - 108,960 warrants at 40 cents per share R Tucker & Associates, Inc. - 500,000 warrants at 80 cents per share

          The warrants expiration dated has been extended from July 31, 1999, to March 31, 2000.

      Class B - one warrant can purchase one common share

          George N. Haddad             - 35,000 warrants at $4.50 per share
          R Tucker & Associates, Inc. - 465,000 warrants at $4.50 per share.

NOTE 8: RISKS AND UNCERTAINTIES

     As discussed in "Organization and Summary of Significant Accounting Policies", the Company has been in the development stage since its inception on October 23, 1997. Realization of a major portion of the assets is dependent upon the Company's ability to meet its future financing requirements, and the success of capital funding and future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern.

     The investments in the pooled equity account are held available-for-sale. As of March 26, 1999, the account consists of 1,000 shares of Torch Energy Royalty Trust, listed on the New York Exchange, symbol "TRU", with a value of $4 13/16 per share, bid price, 6500 shares Karzco Realty Trust, listed on the New York Exchange, symbol "KRT", with a value of $11 9/16 per share, 100 shares of Kla-Tencor Corp, listed on the NASDAQ national market, symbol "KLAC", with a value of $49 15/32 per share, 100 shares of Novellus Systems, Inc., listed on the NASDAQ national market, symbol "NVLS", with a value of $53 7/16 per share, short 100 shares ATMI, Inc. listed on the NASDAQ national market, symbol "AMTI", with a value of $18 9/16 per share, and short 500 Gasonics Intl Corp., listed on NASDAQ national market, with a value of $10 5/16 per share, and short Sabine Royalty Trust, listed on the New York Exchange, symbol "SBR", with a value of $13.00 per share. The aggregate value of the account is $77,748 as of March 26, 1999.

     The investment in the pooled equity account is subject to the hazards of trading equities on the open market. The account will experience growth and loss in varying amounts depending on the performance of the securities traded. All of the Company's $22,693 interest in the account is at risk and subject to loss. The sum of $22,693 will be paid to the Company as required to pay its costs and expenses as incurred until revenues are sufficient to pay such costs and expenses. Any unpaid balance, at the time revenues are sufficient to pay monthly costs and expenses, will be repaid pursuant to a plan to be made at that time.

NOTE 9: RELATED PARTY TRANSACTIONS

     A director of the Company is also a director and major shareholder of R Tucker & Associates and Corporate Finance Company. Transactions between the Company and these entities above have been described in Notes 2, 3 and 4.

     In conjunction with the purchase of LS Squared, Inc. equipment by the Company, Ronald S. Tucker, a major shareholder of the Company, also purchased LS Squared, Inc. individually (See note 11).

NOTE 10: PURCHASE OF TECHNOLOGY

     On January 30, 1998 the Company acquired from the Licensor, pursuant to an agreement dated January 23, 1998, the following items valued as follows:

          Machines & Equipment                    $     40,577.00
          Software                                     132,371.00
          Technology
                 A/dsc321 Digital Signal Controller
                 A/dsc421 Dual Processor Controller
                 A/dsc 521 Digital Signal Controller
                 V.29/V.17 Fax Modem software
                 V.32/V.32bis Data Modem software
                 Z80-compatible 8-bit Microcontroller

          Products
                 T2901 Fax Modem
                 T1701 Fax Modem
                 T3217 Data/Fax Modem
          Total Technology & Products                 1,200,000.00
          Goodwill and cancellation of Royalties        127,052.00
                                                      ------------
          Total                                    $  1,500,000.00



      The Licensor received a non-interest bearing note from the Company for specified items in the amount of $1,500,000.00. The amount representing Technology, Products, Goodwill and cancellation of Royalties was charged to research and development costs (See note 13) in the development stage period as required by generally accepted accounting principles. The convertible note payable was reported under current liabilities in the accompanying balance sheet since the Licensor has agreed to accept the Company's securities in cancellation of the indebtedness. The Licensor had agreed to accept 300,000 tradable Units at $5 per unit, if qualified by July 31, 1998 or 500,000 restricted shares of common stock if not qualified by July 31, 1998. The date for qualifying the tradable Units was extended until December 31, 1998. This note was canceled December 15, 1998 in exchange for 300,000 shares of common stock (See note 5).

NOTE 11: PURCHASE OF EQUIPMENT AND DESIGN SOFTWARE

      On June 19, 1998, the Company acquired testing equipment, design software, hardware, and intellectual property from LS Squared, Inc., (LS2) a California corporation, valued at $100,000 and appearing on LS2 books and records with a book value of an approximate amount. LS2 was an independent third party and a non-affiliate of the Company and none of its officers and directors were or are affiliated with the Company at the time of the equipment acquisition. The terms of the agreement provided that the Company receive the assets in exchange for 100,000 shares of the Company's common stock through the exercise of 100,000 Class A Warrants. In July 1998 Ronald S. Tucker, a major shareholder of the Company purchased LS2 as an individual. At the time of purchase, LS2 was a California Corporation with no assets or liabilities.

NOTE 12: LEASE INCOME

     The Company received an agreed upon partial payment in the amount of $5,350 from Silicon Resources, Inc. on a lease agreement originally dated August 21,1998. The original agreement had the following terms:

           18 months
           $8500 per month if all the workstations are installed

     Silcon Resources, Inc. was to bill the Company for office space rental at $1.50 square foot per month and engineering services at a rate of $104.05 per hour or $18,000 per month.

The above lease agreement was amended on October 22, 1998 to provide for the following terms:

$9,650 per month for five work stations less $1,000 credit for office space. The remainder of the credit will be used to employ Silicon Resources, Inc. engineering personnel on the Company's projects at a rate of $104 per hour

NOTE 13: RESEARCH AND DEVELOPMENT COSTS

     Research and Development costs are charged to operations when incurred and are reported separately in the accompanying Statement of Operations. The components of research and development costs consist of the following:

     Technology license                      $   250,000
     Consulting Services                         120,000
     Purchase of technology, products,
     goodwill, and cancellation of royalties   1,327,052
                                             -----------
                                             $ 1,697,052
                                             ===========

NOTE 14: EARNINGS PER SHARE

     As of March 31, 1999 The Company had 6,691,016 common shares outstanding and no preferred shares outstanding. The earnings per share amount is based on the weighted average number of shares actually outstanding. The number of shares used in the computation for March 31, 1998 was 6,397,016 shares.